BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE

NINE-MONTH PERIOD ENDED

SEPTEMBER 30, 2025

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed interim financial statements for the nine-month period ended September 30, 2025, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Report on the review of consolidated condensed interim financial statements

Report on the review of separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	09.30.25	12.31.24

ASSETS

Cash and deposits in banks	3	3,831,745,984	3,444,170,974

Cash		871,377,311	2,173,141,117
Financial institutions and correspondents		2,960,368,673	1,271,029,857
B.C.R.A.		1,826,432,287	925,464,439
Other in the country and abroad		1,133,936,386	345,565,418

Debt securities at fair value through profit or loss	4 and A	277,966,212	111,961,113
Derivative instruments	5	57,685,698	12,030,045
Other financial assets	7	248,919,644	308,685,507
Loans and other financing
	8	12,560,996,539	9,194,475,209
Non-financial Government sector
Other financial institutions		3,718,011	1,176,637
Non-financial Private Sector and Residents Abroad		205,574,476	71,067,505
		12,351,704,052	9,122,231,067
Other debt securities	9 and A	2,818,204,418	3,044,978,875
Financial assets pledged as collateral
	10	1,013,280,834	564,662,359
Current income tax assets
	11.1	115,863	55,418,866
Investments in equity instruments
	12 and A	15,203,653	15,438,066
Investments in associates
	13	35,403,879	29,049,643
Property and equipment
	14	814,268,022	788,566,337
Intangible assets
	15	101,959,624	84,435,606
Deferred income tax assets
	11.3	117,006,763	30,918,421
Other non-financial assets
	16	269,942,812	270,090,537
Non-current assets held for sale
	17	3,852,896	4,573,276
TOTAL ASSETS		22,166,552,841	17,959,454,834

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	09.30.25	12.31.24

LIABILITIES

Deposits	18 and H	15,356,769,139	12,110,807,477

Non-financial Government sector		301,642,244	147,108,344
Financial Sector		7,194,993	5,277,682
Non-financial Private Sector and Residents Abroad		15,047,931,902	11,958,421,451

Derivative instruments	5	74,163,239	4,706,213

Repo transactions and surety bonds	6	300,565,382	-

Other financial liabilities	20	1,626,359,409	1,457,904,416

Financing received from the BCRA and other financial institutions	21	536,753,921	245,066,458

Corporate bonds issued	22	407,588,109	141,356,583

Current income tax liabilities	11.2	25,242,109	16,799,589

Provisions	23 and J	50,457,851	57,443,774

Other non-financial liabilities	24	805,979,864	728,730,556

TOTAL LIABILITIES		19,183,879,023	14,762,815,066

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,102,512,489	1,102,512,489
Reserves		1,866,598,978	1,544,817,784
Other accumulated comprehensive income		(238,027,420)	59,808,532
Income for the period/year		181,855,859	430,834,783
Equity attributable to owners of the Parent		2,920,297,590	3,145,331,272
Equity attributable to non-controlling interests		62,376,228	51,308,496

TOTAL EQUITY		2,982,673,818	3,196,639,768

TOTAL LIABILITIES AND EQUITY		22,166,552,841	17,959,454,834

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Interest income	27	1,311,872,353	3,456,505,620	1,001,575,748	4,675,661,886
Interest expense	28	(726,403,186)	(1,635,779,627)	(395,154,360)	(1,686,792,307)

Net interest income		585,469,167	1,820,725,993	606,421,388	2,988,869,579

Commission income	29	207,818,018	597,787,077	175,595,151	509,092,379
Commission expense	30	(70,737,190)	(248,934,834)	(81,865,592)	(240,023,906)

Net commission income		137,080,828	348,852,243	93,729,559	269,068,473

Net income from measurement of financial instruments at fair value through profit or loss	31	22,611,212	108,644,324	38,653,265	133,271,309
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	32	(3,426,742)	86,293,464	72,918,923	203,338,614
Foreign exchange and gold gains	33	60,652,653	127,241,960	8,777,431	56,741,418
Other operating income	34	71,288,313	154,720,119	38,446,201	130,511,026
Impairment of financial assets	35	(209,956,688)	(470,761,897)	(54,357,358)	(162,830,812)

Net operating income		663,718,743	2,175,716,206	804,589,409	3,618,969,607

Personnel benefits	36	(147,207,624)	(433,596,140)	(132,734,333)	(452,056,906)
Administrative expenses	37	(145,939,472)	(466,812,200)	(162,504,092)	(516,440,093)
Asset depreciation and impairment	38	(24,783,284)	(73,153,891)	(21,796,400)	(66,308,061)
Other operating expenses	39	(176,699,423)	(509,087,731)	(100,143,503)	(431,180,206)

Operating income		169,088,940	693,066,244	387,411,081	2,152,984,341

Income from associates and joint ventures		3,210,937	8,317,238	452,675	(923,552)
Loss on net monetary position	2.1.5.	(110,946,550)	(396,696,144)	(224,643,322)	(1,623,625,559)

Income before income tax		61,353,327	304,687,338	163,220,434	528,435,230

Income tax	11.4	(23,282,063)	(111,763,735)	(32,501,531)	(171,112,317)

Net income for the period		38,071,264	192,923,603	130,718,903	357,322,913

Net income for the period attributable to:
Owners of the Bank		35,086,150	181,855,859	131,325,871	356,249,800
Non-controlling interests		2,985,114	11,067,744	(606,968)	1,073,113

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	09.30.25	09.30.24

Numerator:

Net income attributable to owners of the Parent	181,855,859	356,249,800
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	181,855,859	356,249,800

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	296.8057	581.4329
Diluted earnings per share (stated in pesos) (1)	296.8057	581.4329

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Note	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Net income for the period		38,071,264	192,923,603	130,718,903	357,322,913

Other comprehensive income components to be reclassified to income/(loss) for the period:

Profit or losses from financial instruments at fair value through OCI

Income/(loss) for the period from financial instruments at fair value through OCI		(257,584,947)	(375,853,902)	(101,416,591)	(493,004,783)
Adjustment for reclassifications for the period		3,426,742	(86,293,464)	(7,919,680)	(136,084,740)
Income tax	11.4	88,955,371	161,751,578	12,616,033	257,622,388

		(165,202,834)	(300,395,788)	(96,720,238)	(371,467,135)
Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the period from equity instruments at fair value through OCI		(464,534)	2,559,824	401,012	180,378

		(464,534)	2,559,824	401,012	180,378

Total Other Comprehensive Income/(loss) for the period		(165,667,368)	(297,835,964)	(96,319,226)	(371,286,757)

Total Comprehensive Income/(loss)		(127,596,104)	(104,912,361)	34,399,677	(13,963,844)

Total Comprehensive Income:
Attributable to owners of the Bank		(130,581,218)	(115,980,093)	35,063,789	(14,205,161)
Attributable to non-controlling interests		2,985,114	11,067,732	(664,112)	241,317

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2025
	Share Capital	Non-capitalized contributions		Other Comprehensive Income/(loss)	Reserves

	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
			Equity adjustments				Retained Earnings
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,102,512,489	59,808,532	795,932,169	748,885,615	430,834,783	3,145,331,272	51,308,496	3,196,639,768
Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	181,855,859	181,855,859	11,067,744	192,923,603
- Other comprehensive loss for the period	-	-	-	(297,835,952)	-	-	-	(297,835,952)	(12)	(297,835,964)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 23., 2025 (Note 44 to the consolidated financial statements):
Legal reserve	-	-	-	-	86,166,957	-	(86,166,957)	-	-	-
Other	-	-	-	-	-	344,667,826	(344,667,826)	-	-	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 23 and by the BCRA, on May 12, 2025 (Note 44):
Dividends in kind and in cash (1)	-	-	-	-	-	(109,053,589)	-	(109,053,589)	-	(109,053,589)

Balances at fiscal period end	612,710	6,744,974	1,102,512,489	(238,027,420)	882,099,126	984,499,852	181,855,859	2,920,297,590	62,376,228	2,982,673,818

(1) Corresponds to $ 145.93 (in nominal values) per share.

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2024
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income /(loss)	Reserves
	Outstanding shares	Share premium		Income / (Loss) on financial instruments at fair value through OCI			Retained earnings	Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,102,512,489	461,063,764	708,528,845	1,018,250,071	437,016,619	3,734,729,472	47,722,894	3,782,452,366
Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	356,249,800	356,249,800	1,073,113	357,322,913
- Other comprehensive loss for the period	-	-	-	(370,454,961)	-	-	-	(370,454,961)	(831,796)	(371,286,757)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 26, 2024 (Note 44):
Legal reserve	-	-	-	-	87,403,324	-	(87,403,324)	-	-	-
Other	-	-	-	-	-	349,613,295	(349,613,295)	-	-	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 26, by the BCRA, on May 3 and by the Board of Directors at its meeting on May 6, 2024 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	(618,977,751)	-	(618,977,751)	-	(618,977,751)

Balances at fiscal period-end	612,710	6,744,974	1,102,512,489	90,608,803	795,932,169	748,885,615	356,249,800	3,101,546,560	47,964,211	3,149,510,771

(1) Corresponds to $ 431.24 (in nominal values) per share. The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	09.30.25	09.30.24

Cash flows from operating activities

Income before income tax	304,687,338	528,435,230

Adjustment for total monetary income for the period	396,696,144	1,623,625,559

Adjustments to obtain cash flows from operating activities:	270,719,795	883,598,865
Depreciation and amortization	73,153,891	66,308,061
Impairment of financial assets	470,761,897	162,830,812
Effect of foreign exchange changes on cash and cash equivalents	(284,695,587)	647,543,782
Other adjustments	11,499,594	6,916,210

	(7,591,659,155)	(7,707,784,352)
Net decreases from operating assets:	(253,977,075)	181,917,054
Debt securities at fair value through profit or loss	(48,275,481)	3,037,689
Derivative instruments	-	1,304,216,968
Repo transactions and surety bonds	(5,936,825,214)	(5,444,716,474)
Loans and other financing	(2,990,616)	(2,714,212)
Non-financial Government sector	(157,191,342)	(35,052,162)
Other financial institutions	(5,776,643,256)	(5,406,950,100)
Non-financial Private Sector and Residents Abroad	(783,063,927)	(3,410,903,869)
Other debt securities	(547,731,780)	61,658,795
Financial assets pledged as collateral	56,347,413	(123,592,304)
Investments in equity instruments	(78,133,091)	(279,402,211)
Other assets
	6,911,486,557	8,329,045,635
Net increases from operating liabilities:	5,828,800,292	7,694,821,223
Deposits	194,861,633	315,913,593
Non-financial Government sector	4,098,766	16,477,614
Financial sector	5,629,839,893	7,362,430,016
Non-financial Private Sector and Residents Abroad	-	(20,092,873)
Liabilities at fair value through profit or loss	73,054,954	5,097,210
Derivative instruments	300,565,382	10,161,296
Repo transactions and surety bonds	709,065,929	639,058,779
Other liabilities
Income tax paid	(11,119,557)	(334,410,087)

Total cash flows generated by operating activities	280,811,122	3,322,510,850

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	09.30.25	09.30.24

Cash flows from investing activities

Payments:	(106,599,466)	(45,504,248)
Purchase of property and equipment, intangible assets and other assets	(105,173,457)	(44,566,006)
Other payments related to investing activities	(1,426,009)	(938,242)

Collections:	3,397,788	4,432,206
Other collections related to investing activities	3,397,788	4,432,206

Total cash flows used in investing activities	(103,201,678)	(41,072,042)

Cash flows from financing activities

Payments:	(21,041,001)	(135,857,840)
Dividends	(9,939,792)	(110,512,831)
Non-subordinated corporate bonds	-	(13,086,814)
Payment of lease liabilities	(11,101,209)	(12,258,195)

Collections:	557,866,810	201,261,776
Non-subordinated corporate bonds	266,322,525	32,280,439
Financing from local financial institutions	155,557,474	120,372,052
Other collections related to financing activities	135,986,811	48,609,285

Total cash flows generated by financing activities	536,825,809	65,403,936

Effect of exchange rate changes on cash and cash equivalents	284,695,587	(647,543,782)
Effect of net monetary income/(loss) of cash and cash equivalents	(611,555,830)	(1,750,030,410)

Total changes in cash flows	387,575,010	949,268,552
Restated cash and cash equivalents at the beginning of the year (Note 3)	3,444,170,974	3,035,628,763
Cash and cash equivalents at fiscal period-end (Note 3)	3,831,745,984	3,984,897,315

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 234 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of September 30, 2025.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

Milei’s administration took office and among its main objectives, there were the elimination of the fiscal deficit based on the reduction of the primary public expenditure of both the Nation and the Provinces, and the resizing of the State’s structure, by eliminating subsidies and transfers.

The measures taken regarding the monetary policy have significantly reduced the gap between the values of currencies in the official and free exchange markets (transactions in the stock market) from a peak of 200% in Q4 2023 to 5% as of the date of issuance of these financial statements. In April 2025, new measures were established aimed at loosening the regulations to access the foreign exchange market, including establishing floating bands (between ARS 1,000 and ARS 1,400, a range which will be adjusted at a 1% per month), within which the US dollar exchange rate can fluctuate in the foreign exchange market, the elimination of foreign exchange restrictions applicable to individuals, the authorization of companies to transfer dividends abroad to non-resident shareholders for the fiscal years starting from January 1, 2025 and increased flexibility to make payments abroad for imports of goods and services, among other regulations.

Among other monetary and financial measures, and with the aim of drastically reducing the so-called quasi-fiscal deficit, the authorities carried out debt swaps involving the BCRA’s obligations with banks, as well as put options on government securities held by financial institutions, and transferred such instruments to the National Treasury. Together with the fiscal surplus recorded by the National Government and the rollover of peso-denominated debt services, these actions allowed for a significant reduction in inflation (6% during the third quarter of 2025) and in nominal interest rates, although the latter have shown an increased level of volatility.

In relation to sovereign debt, various voluntary local debt swaps, along with agreements reached regarding obligations with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid defaults, and the BCRA made progress in normalizing external commercial debt and, in accumulating international reserves sourced from both the trade surplus and the Asset Regularization Regime established under Law No. 27,743. In April 2025, the IMF Executive Board approved an Extended Fund Facility (EFF) arrangement for Argentina totaling approximately USD 20 billion. This approval included an immediate disbursement of USD 12 billion and an additional disbursement of USD 2 billion made in August 2025. On the same date, the World Bank and the Inter-American Development Bank also approved financial assistance packages to Argentina under their respective multi-annual programs, amounting to USD 12 billion and USD 10 billion, respectively. Finally, on October 20, 2025, the BCRA announced the signing of a currency stabilization agreement with the U.S. Treasury Department for an amount of up to USD 20 billion for conducting bilateral currency swap operations between both parties.

At a broader level, the National Government’s programme includes structural reforms across both the economic framework and other areas of public policy. On October 26, 2025, national legislative elections were held, the results of which will lead to an increase in the governing party’s parliamentary representation. In the following days, there was a significant increase in the prices of Argentine financial assets and a reduction in the country-risk premium, while the Argentine government announced a call to other political forces to seek consensus to advance its package of economic, labor, and tax reforms, among others.

Even though the national macroeconomic and financial situation has improved favorably in recent months, the slow and uneven recovery of the country's level of activity, together with a relatively uncertain international context, require the Entity's Management to continuously monitor the situation in order to identify any matters that may affect its financial position and performance, which may need to be reflected in future financial statements.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Basis for preparation

2.1.1. Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated condensed interim financial statements:

-	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of September 30, 2025 and December 31, 2024, its shareholders’ equity would have been reduced by 3,244,356 and 6,226,279, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards issued by the IASB as adopted by the BCRA as per Communication “A” 8164. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on November 25, 2025.

2.1.2. Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of September 30, 2025 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The consolidated condensed statement of financial position as of September 30, 2025 is presented comparatively with data as of the end of the previous fiscal year, while the consolidated condensed statements of income and other comprehensive income for the three and nine-month periods ended September 30, 2025, and the consolidated condensed statements of changes in shareholders’ equity and cash flows for the nine-month period then ended are presented comparatively with the same periods of the previous fiscal year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of September 30, 2025 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS Accounting Standards require that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences, which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the nine-month periods ended September 30, 2025 and 2024 was 21.97% and 101.58%, respectively, and for the fiscal year ended December 31, 2024, it was 117.76%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Gain or loss on net monetary position is included in income (loss) for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the period of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.

ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS Accounting Standards, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Effect of net monetary income/(loss) of cash and cash equivalents”.

2.2. Basis for consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of September 30, 2025 and December 31, 2024.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of September 30, 2025 and December 31, 2024, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager and Comprehensive Settlement and Clearing Agent

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Likewise, in the hypothetical event that in the event of a rejection of the claim, all or part of the costs were imposed on Consolidar AFJP S.A. (in liquidation) and that the assets of said entity were insufficient to support them, the Bank would face such expenses, reserving the right to repeat the proportional part corresponding to the remaining shareholder.

As of September 30, 2025 and December 31, 2024, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral.	Common	242,524	100.00%	100.00%	- %	- %

(1) According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of September 30, 2025 and December 31, 2024, are as follows:

Entity	Balances as of 09/30/2025
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Total comprehensive income(loss) attributable to owners of the Parent	Total comprehensive income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	436,021,500	358,472,967	39,549,750	37,998,783	3,682,661	3,538,248
PSA Finance Arg. Cía. Financiera S.A.	325,572,280	277,135,308	24,218,486	24,218,486	7,567,894	7,567,870
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	452,873	108,136	185,778	158,959	(44,862)	(38,386)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral	95,556,066	26,615,214	68,940,852	-	31,357,239	-
Banco BBVA Argentina S.A.(Separate)	21,734,647,252	18,814,349,662	2,920,297,590	-	(115,980,093)	-
Withdrawals	(425,697,130)	(292,802,264)	(132,894,866)	-	(42,562,932)	-
Banco BBVA Argentina S.A.(Consolidated)	22,166,552,841	19,183,879,023	2,920,297,590	62,376,228	(115,980,093)	11,067,732

Entity	Balances as of 12/31/2024				Balances as of 09/30/2024
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income (loss) attributable to owners of the Parent	Income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	319,019,462	248,691,838	35,867,088	34,460,536	3,479,860	3,343,401
PSA Finance Arg. Cía. Financiera S.A.	184,314,473	151,013,265	16,650,592	16,650,616	(2,953,771)	(2,953,773)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	514,481	86,496	230,641	197,344	(173,341)	(148,311)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral	47,088,658	9,505,200	37,583,458	-	15,027,008	-
Banco BBVA Argentina S.A.(Separate)	17,668,071,218	14,522,739,946	3,145,331,272	-	(14,205,161)	-
Withdrawals	(259,553,458)	(169,221,679)	(90,331,779)	-	(15,379,756)	-
Banco BBVA Argentina S.A.(Consolidated)	17,959,454,834	14,762,815,066	3,145,331,272	51,308,496	(14,205,161)	241,317

Offer for the acquisition of 50% of FCA Compañía Financiera S.A.

On December 18, 2024, the Bank accepted an offer from FIDIS S.P.A. to acquire 50% of FCA Compañía Financiera S.A.'s capital stock (“FCA CF”).

FCA CF is a financial company authorized by the BCRA's Board of Directors through Resolution No. 432, dated September 16, 1999, which became part of the Stellantis global automotive group, which is mainly engaged in providing financing to local residents of the private sector aimed at purchasing vehicles of the Fiat, Jeep and RAM brands. All of these goods are manufactured and/or sold by FCA Automobiles Argentina, S.A.

The acquisition of the shares and the payment of the price will be made after obtaining the authorization of the BCRA and all other applicable regulatory and antitrust authorizations (the “Closing”). The transaction price was initially estimated at about 14,823 million Argentine pesos based on the September 30, 2024 Financial Statements. However, under the terms of the offer, the price will be determined on the basis of the financial statements closest to the closing, and it will be subject to the usual subsequent adjustments in this type of transactions.

On November 5, 2025, the BCRA issued a resolution whereby it decided not to make any findings under section 15, Financial Institutions Law No. 21,526, to the changes in shareholding to be made in FCA Compañía Financiera S.A., whereby the Bank and Stellantis Financial Services Europe would become shareholders, each with an equity interest of 50% (fifty percent) in the capital stock and voting rights of FCA CF upon performing the transaction involving the actual transfer of 100% of FCA FC’s capital stock from Fidis S.p.A. and FCA Automobiles Argentina S.A. in favor of the new shareholders.

In addition, on November 6, 2025, based on the recommendation of the Comisión Nacional de Defensa de la Competencia (Argentine anti-trust board), the Department of Industry and Trade authorized the economic concentration consisting of the acquisition of the joint control over FCA Compañía Financiera S.A. by the new shareholders under section 14(a), Law No. 27,442.

The Entity’s Board of Directors considers that there are no other companies or structured entities that should be included in the interim consolidated condensed financial statements as of September 30, 2025.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 50). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 51). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Summary of significant accounting policies

These consolidated condensed interim financial statements as of September 30, 2025 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which, in particular for consolidated condensed interim financial statements, is based on IAS 34 “Interim financial reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, except as indicated in Note 2.1.1.

These consolidated condensed interim financial statements include all the information necessary for users to properly understand the basis of preparation and presentation applied in their preparation, as well as the significant events and transactions that have occurred since the issuance of the last annual consolidated financial statements for the fiscal year ended December 31, 2024. However, these consolidated condensed interim financial statements do not include all the information and disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued.

2.3.1. Going concern

The Entity's Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that may cast doubt on the Entity's ability to continue as a going concern. Therefore, these consolidated financial statements have been prepared on a going concern basis.

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS Accounting Standards requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2024, which have already been issued.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2025, the following amendments to IFRS Accounting Standards became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows.

2.6. New pronouncements

As established in BCRA Communiqué “A” 6114, as the new IFRS Accounting Standards are approved, either by amending or repealing former ones, and once all these changes are adopted through the adoption circulars published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), the BCRA will issue an opinion regarding its approval for financial institutions. In general, early application will not be allowed with respect of any new IFRS unless expressly admitted upon their adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are disclosed below. The Entity will adopt these standards, if applicable, when they are effective.

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, which addresses the format for the presentation of profit or loss in financial statements, performance measures defined by management and aggregation/disaggregation of disclosures. This standard will replace IAS 1 and is effective from January 1, 2027. The Entity is evaluating the effects these amendments may have on the financial statements.

Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

-	Clarify that a financial liability is derecognized on the “settlement date,” i.e., when the related obligation is fulfilled, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date if certain conditions are met.
-	Clarify how to assess contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) and other similar contingent characteristics.
-	Clarify the treatment of non-recourse assets and contractually linked instruments.
-	Require additional disclosures for financial assets and liabilities with contractual terms that refer to a contingent event (including those that are linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

Improvements to IFRS Accounting Standards

In July 2024, the IASB published Annual Improvements to IFRS Accounting Standards - Volume 11. Below is a summary of the amendments made:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a first-time adopter.
-	IFRS 7 Financial Instruments: Disclosures about gain or loss on derecognition, deferred difference between fair value and transaction price, and disclosures about credit risk; amendments are also made to paragraph IG1 of the Implementation Guidance.
-	IFRS 9 Financial Instruments - Derecognition of lease liabilities by the lessee. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
-	IFRS 9 Financial Instruments - Transaction Price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.
-	IFRS 10 Consolidated Financial Statements - Determination of a “de facto agent”: paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is only one example of the various relationships that could exist between the investor and other parties acting as de facto agents of the investor.
-	IAS 7 Statement of Cash Flows - Cost Method: paragraph 37 of IAS 7 has been amended to replace the term “cost method” with “at cost”, following the previous deletion of the definition of “cost method”.

Amendments to IFRS 9 and IFRS 7 – Power Purchase Agreements

In December 2024, the IASB issued amendments regarding nature-dependent electricity contracts, which include:

– Clarify the application of the “own use” requirements.

– Permit hedge accounting if these contracts are used as hedging instruments.

– Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The clarifications regarding the “own use” requirements must be applied retrospectively, whereas the guidance permitting hedge accounting must be applied prospectively to new hedging relationships designated on or after the initial application date.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication, the most recently transcribed financial statements being those as of June 30, 2025.

3. Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	09.30.25	12.31.24

B.C.R.A. - Unrestricted current account	1,826,432,287	925,464,439
Balances with other local and foreign financial institutions	1,133,936,386	345,565,418
Cash	871,377,311	2,173,141,117

TOTAL	3,831,745,984	3,444,170,974

The balances of Cash and deposits in banks as of September 30, 2024 and December 31, 2023 amounted to 3,984,897,315 and 3,035,628,763, respectively.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	09.30.25	12.31.24

Government securities	277,966,212	111,961,113

TOTAL	277,966,212	111,961,113

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	09.30.25	12.31.24

Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	54,788,493	1,050,653
Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty - OTC	2,897,205	10,255,778
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	723,614
TOTAL	57,685,698	12,030,045

Liabilities

	09.30.25	12.31.24

Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty - OTC	53,103,719	3,200,499
Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	19,417,076	1,505,714
Credit balances linked to interest rate swaps - floating rate for fixed rate	1,642,444	-

TOTAL	74,163,239	4,706,213

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	09.30.25	12.31.24

Foreign currency forwards

Foreign currency forward purchases - US$	866,023	718,460
Foreign currency forward purchases - Euros	2	-
Foreign currency forward sales - US$	903,110	705,015
Foreign currency forward sales - Euros	7,605	3,451

Interest rate swaps

Fixed rate for floating rate (1)	23,111,111	7,044,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

6. Repo transactions and surety bonds

Reverse repurchase transactions and surety bonds

No reverse repurchase transactions or surety bonds were accounted for by the Group as of September 30, 2025 and December 31, 2024.

Repurchase transactions and surety bonds

As of September 30, 2025 and December 31, 2024, the Group carries the following repurchase transactions and surety bonds:

	09.30.25	12.31.24

Amounts payable for borrowing surety bond transactions	250,165,071	-
Amounts payable from monetary policy repo transactions with the BCRA	50,400,311	-

TOTAL	300,565,382	-

7. Other financial assets

Breakdown is as follows:

	09.30.25	12.31.24
Measured at amortized cost

Other receivables	210,556,280	176,039,588
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	11,712,679	42,528,449
Non-financial debtors from spot transactions pending settlement	10,799,991	11,887,033
Financial debtors from spot transactions pending settlement	120,122	78,718,554
Other	1,599,164	801,430

	234,788,236	309,975,054

Measured at fair value through profit or loss

Mutual funds	16,291,114	913,740

	16,291,114	913,740

Allowance for loan losses (Exhibit R)	(2,159,706)	(2,203,287)

TOTAL	248,919,644	308,685,507

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	09.30.25 5	12.31.24

Credit Cards	2,963,838,433	2,503,578,444
Loans for the prefinancing and financing of exports	2,018,923,510	1,224,320,299
Notes	1,667,797,171	1,339,440,291
Consumer loans	1,361,482,530	992,860,625
Overdrafts	1,098,457,228	784,246,870
Discounted instruments	771,854,932	890,670,835
Mortgage loans	531,938,143	285,573,605
Pledge loans	510,936,691	217,524,561
Other financial institutions	208,100,772	73,466,257
Loans to employees	111,342,200	53,865,467
Receivables from finance leases	36,904,802	31,310,988
Non-financial government sector	3,718,011	1,176,637
Instruments purchased	1,024,749	1,122,996
Other financing	1,707,735,974	989,050,892

	12,994,055,146	9,388,208,767

Allowance for loan losses (Exhibit R)	(433,058,607)	(193,733,558)

TOTAL	12,560,996,539	9,194,475,209

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	09.30.25		12.31.24
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	22,430,084	9,566,296	18,362,773	7,293,462
From 1 to 2 years	21,460,883	12,119,169	17,678,939	9,131,910
From 2 to 3 years	13,295,992	8,456,406	12,833,009	8,005,512
From 3 to 4 years	6,155,264	4,278,615	4,847,076	3,228,292
From 4 to 5 years	2,922,139	2,308,864	3,243,768	2,708,613
More than 5 years	270,316	175,452	1,269,581	943,199

TOTAL	66,534,678	36,904,802	58,235,146	31,310,988

Share capital		36,221,278		30,478,895
Interest accrued		683,524		832,093

TOTAL		36,904,802		31,310,988

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	09.30.25	12.31.24

Total Exhibits B and C	13,224,741,905	9,718,085,040
Plus:
Loans to employees	111,342,200	53,865,467
Interest and other items accrued receivable from financial assets with credit value impairment	15,943,963	3,497,647
Less:
Allowance for loan losses (Exhibit R)	(433,058,607)	(193,733,558)
Adjustments for effective interest rate	(130,604,323)	(60,795,936)
Corporate bonds and other private securities	(37,166,578)	(46,743,644)
Loan commitments	(190,202,021)	(279,699,807)

Total loans and other financing	12,560,996,539	9,194,475,209

Note 43.2 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2025 and December 31, 2024, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.25	12.31.24

Liabilities related to foreign trade transactions	73,406,290	68,646,904
Secured loans	72,545,931	73,917,770
Overdrafts and receivables not used	38,674,380	132,931,934
Guarantees granted	5,575,420	4,203,199

TOTAL	190,202,021	279,699,807

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 43.1. Risk policies of financial instruments to the consolidated financial statements as of December 31, 2024).

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	09.30.25	12.31.24

Argentine Treasury Bill capitalizable in pesos at TAMAR rate. Maturity 01-16-2026	451,768,373	-
Argentine Treasury Bill capitalizable in pesos at TAMAR rate. Maturity 11-28-2025	318,418,197	-
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	16,927,422	29,320,068
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23- 2027	10,485,338	12,650,791
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	-	153,057,626

TOTAL	797,599,330	195,028,485

A breakdown of this information is provided in Exhibit A.

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	09.30.25	12.31.24

Government securities	1,984,769,007	2,758,898,511
Private securities – Corporate bonds	35,836,081	45,803,913
BCRA Notes	-	45,247,966

TOTAL	2,020,605,088	2,849,950,390

A breakdown of this information is provided in Exhibit A.

Debt Swap – August 2024

In August 2024, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	4,730,000,000
Treasury Bonds in pesos adjusted by Cer 4%. Maturity October 14, 2024 (T4X4)	14,420,000,000

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	21,939,229,119
Argentine Treasury Bonds in pesos adjusted by CER. Maturity December 15, 2025 (TZXD5)	56,422,237,648

Debt Swap – January 2025

In January 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	13,857,176,685
Argentine Treasury Bills capitalizable in pesos. Maturity May 30, 2025 (LT S30Y5)	26,690,835,200
Argentine Treasury Bills capitalizable in pesos. Maturity July 18, 2025 (LT S18J5)	50,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 30, 2025 (LT S30J5)	25,112,610,000
Argentine Treasury Bonds in pesos Zero Coupon adjusted by Cer. Maturity June 30, 2025 (TZX25)	3,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity August 29, 2025 (LT S29G5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 31, 2025 (LT S31L5)	175,850,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 12, 2025 (LT S12S5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 30, 2025 (LT S30S5)	50,000,000,000
Argentine Treasury Bonds capitalizable in pesos. Maturity October 17, 2025 (T17O5)	100,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity May 16, 2025 (LT S16Y5)	19,387,383,700

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	91,130,891,038
Argentine Treasury Bonds in pesos at dual rate. Maturity March 16, 2026 (TTM26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity June 30, 2026 (TTJ26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity September 15, 2026 (TTS26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity December 15, 2026 (TTD26)	163,702,463,038

Debt Swap – February 2025

In February 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	42,927,187,195

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	64,312,653,526

10. Financial assets pledged as collateral

Breakdown is as follows:

		09.30.25	12.31.24

Deposits as collateral	(1)	532,833,529	153,878,413
BCRA - Special guarantee accounts (Note 47.1)	(2)	232,095,357	258,289,272
Guarantee trust - USD and Government securities at fair value through OCI	(3)	142,290,703	37,085
Guarantee trust - Government Securities at fair value through OCI	(4)	55,708,845	152,457,589
Repurchase transactions – Government Securities at fair value	(5)	50,352,400	-

TOTAL		1,013,280,834	564,662,359

(1)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bonds.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. As of September 30, 2025, the trust is composed of Treasury Bills (Species D16E6), Bonds for the reconstruction of a Free Argentina (Species BPOB7, BPOD7 and BPOC7), Private Securities (Species YM35O) and dollars in cash. As of December 31, 2024, the trust was composed of dollars in cash.
(4)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZX26, TX26, TTJ26 and TZXD6). As of December 31, 2024, the trust was composed of species T2X5, TX26 and TZXD5.
(5)	Set up as collateral of repo transaction with the BCRA (LTM16E6).

11. Income tax

This tax should be booked using the balance sheet liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

11.1. Current income tax assets

Breakdown is as follows:

	09.30.25	12.31.24

Tax advances	115,863	55,418,866
	115,863	55,418,866

11.2. Current income tax liabilities

Breakdown is as follows:

	09.30.25	12.31.24

Income tax provision	33,746,116	20,898,987
Tax advances	(7,405,250)	(3,138,980)
Collections and withholdings	(1,098,757)	(960,418)

	25,242,109	16,799,589

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized in		09.30.25
	As of 12.31.24	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	56,161,488	54,278,810	-	110,440,298	-
Provisions	68,351,195	457,489	-	68,808,684	-
Loans and cards commissions	15,766,117	8,106,983	-	23,873,100	-
Organizational expenses and others	(54,308,156)	(16,815,757)	-	-	(71,123,913)
Property and equipment and miscellaneous assets	(98,798,241)	(766,907)	-	-	(99,565,148)
Debt securities, investments in equity instruments and derivatives	(17,804,793)	28,395,893	-	10,591,100	-
Tax inflation adjustment	81,994	(65,188)	-	16,806	-
Tax losses	61,468,754	12,497,030	-	73,965,784	-
Other	63	(11)	-	52	-

Balance	30,918,421	86,088,342	-	287,695,824	(170,689,061)

Offsettings				(170,689,061)	170,689,061

Net Deferred Assets				117,006,763	-

Account		Changes recognized in		As of 12.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	36,545,925	19,615,563	-	56,161,488	-
Provisions	94,566,182	(26,214,987)	-	68,351,195	-
Loans and cards commissions	9,588,074	6,178,043	-	15,766,117	-
Organizational expenses and others	(45,014,301)	(9,293,855)	-	-	(54,308,156)
Property and equipment and miscellaneous assets	(110,881,361)	12,083,120	-	-	(98,798,241)
Debt securities, investments in equity instruments and derivatives	(46,168,052)	26,507,034	1,856,225	-	(17,804,793)
Tax inflation adjustment	3,386,391	(3,304,397)	-	81,994	-
Tax losses	3,342,969	58,125,785	-	61,468,754	-
Other	138	(75)	-	63	-

Balance	(54,634,035)	83,696,231	1,856,225	201,829,611	(170,911,190)

Offsettings				(170,911,190)	170,911,190

Net Deferred Assets				30,918,421	-

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Current income tax expense	(103,497,853)	(197,852,077)	(18,493,847)	(3,890,139)
Income/(loss) from deferred income tax	80,215,790	86,088,342	(14,007,684)	(167,222,178)

Income tax recognized through profit or loss	(23,282,063)	(111,763,735)	(32,501,531)	(171,112,317)

Income tax recognized through OCI	88,955,371	161,751,578	12,616,033	257,622,388

Total income tax	65,673,308	49,987,843	(19,885,498)	86,510,071

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended September 30, 2025 and 2024 was 37% and 32%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of September 30, 2025, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

-Request for refund. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

On February 7, 2025, a favorable judgment was rendered in favor of the Entity, upholding the claim and admitting the refund of the amounts paid in excess. This judgment was appealed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to requests for refund filed.

-Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against AFIP for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (138,086,302 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (122,394,223 in restated values) and on the income tax expense of 784,000 (15,692,090 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, the Bank filed an appeal against the imposition of legal costs, requiring that they be imposed on the losing party. On August 23, 2023, AFIP appealed the merits of the case, requiring the revocation of the judgment.

On July 1, 2024, the Court rejected the AFIP’s claims on the merits and resolved to impose court costs on AFIP in both instances. AFIP filed an extraordinary appeal against the favorable judgment for the Bank, which was also rejected.

On April 16, 2025, the Court decided to deny the extraordinary appeal filed by AFIP. Consequently, on April 25, 2025, AFIP filed an appeal with the Argentine Supreme Court of Justice.

-Request for refund. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

-Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law. The action is pending before the Federal Court on Contentious Administrative Matters No. 9.

On October 28, 2025, judgment was passed dismissing the declaratory action for procedural reasons, issuing no resolution on the substance of the matter. Such judgment will be appealed.

-Request for refund. Fiscal year 2023

On September 13, 2024, the Bank filed an administrative claim with the AFIP requesting that the amending tax return filed on May 13, 2024, in connection with income tax for the 2023 tax year amounting to 2,491,499 (in nominal terms) be recognized. The claim was grounded on the fact that the partial application of the adjustment for inflation mechanisms under section 93, Income Tax Law, is unconstitutional because it affects the fairness, equality, tax-paying capacity and confiscation principles.

-Requests for refund. Fiscal years 2014 and 2015

Regarding fiscal years 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 647,945 and 555,002, respectively, in nominal values, based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2019 and 2020”.

In the judicial case of the repetition corresponding to the fiscal period 2014, on July 12, 2023, the Entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected. In this way, the favorable judgments of the previous instances that recognized the Bank the repetition of 647,946 (in nominal values) for said period plus interest until effective payment become final.

Then, on November 19, 2024, the Court approved the liquidation of 647,945 (in nominal values) plus 2,226,229 (in nominal values) corresponding to accrued interest from the filing of the request for repetition until September 23, 2024 (in nominal values) calculated according to the average monthly passive rate published by the BCRA and as of July 17, 2019, the effective monthly rate published by the AFIP applies, in compliance with Resolution MH 598/19, 559/2022 and 3/2024. Without prejudice to the interest that will continue to accrue until the payment date.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 3,026,437 restated as of September 30, 2025.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

On July 10, 2025, the Court decided to dismiss the extraordinary appeal filed by AFIP and upheld the Bank’s appeal as regards the rate applicable to the claim and the refund procedure.

On July 17, 2025, the AFIP filed a petition for denied appeal against the resolution that rejected its extraordinary appeal. The file is pending with the Argentine Supreme Court of Justice.

On October 25, 2024, through Presidential Decree No. 953/2024, the Federal Executive established that the AFIP be dissolved and the ARCA (Revenue and Customs Control Agency) be created.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	09.30.25	12.31.24

Private securities - Shares of other non-controlled companies	6,036,220	9,946,470
TOTAL	6,036,220	9,946,470

A breakdown of this information is provided in Exhibit A.

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	09.30.25	12.31.24

Compensadora Electrónica S.A.	4,345,699	2,972,297
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	3,145,113	1,234,031
Banco Latinoamericano de Exportaciones S.A.	1,270,351	897,636
Seguro de Depósitos S.A.	334,806	327,198
Other	71,464	60,434

TOTAL	9,167,433	5,491,596

A breakdown of this information is provided in Exhibit A.

13. Investments in associates

Breakdown is as follows:

	09.30.25	12.31.24

Rombo Compañía Financiera S.A.	19,863,537	12,633,142
BBVA Seguros Argentina S.A.	9,179,468	9,045,606
Interbanking S.A.	4,463,365	4,117,218
Play Digital S.A. (1)	1,073,867	2,354,034
Openpay Argentina S.A. (2)	823,642	899,643

TOTAL	35,403,879	29,049,643

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of June 30, 2025. Additionally, significant transactions carried out or events that occurred between July 1 and September 30, 2025 have been considered. In addition, on August 23, 2024, a capital contribution was made for 427,401 (606,977 in restated values).

(2)	On October 6, 2025, a capital contribution was made, amounting to 187,650, which was paid in in cash. On July 4, 2024, a capital contribution was made, amounting to 250,377 (355,575 in restated values), which was also paid in in cash.

14. Property and equipment

Breakdown is as follows:

	09.30.25	12.31.24

Real estate	540,550,643	532,287,544
Furniture and facilities	101,571,774	100,880,154
Right of use – Real Estate (1)	74,684,494	69,556,194
Machinery and equipment	60,279,977	59,086,233
Works in progress	34,165,705	24,225,735
Vehicles	3,015,429	2,530,477

TOTAL	814,268,022	788,566,337

(1)	The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of Property and equipment exceeded its accounting balance.

15. Intangible assets

Breakdown is as follows:

	09.30.25	12.31.24

Own systems development expenses	101,959,624	84,435,606

TOTAL	101,959,624	84,435,606

16. Other non-financial assets

Breakdown is as follows:

	09.30.25	12.31.24

Investment properties	160,261,356	162,535,608
Prepayments	41,907,739	34,307,782
Tax advances	28,375,137	18,505,552
Advances to suppliers of goods	24,547,111	21,144,515
Other miscellaneous assets	7,033,746	16,611,086
Advances to personnel	255,393	13,387,886
Foreclosed assets	196,184	198,517
Other	7,366,146	3,399,591

TOTAL	269,942,812	270,090,537

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have been already issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	09.30.25	12.31.24

Rented Real Estate – Torre BBVA	(20,348,597)	(20,348,597)
Rented Real Estate – Della Paolera	(13,267,355)	(13,267,355)
Rented Real Estate – Edificio Tesla	(10,496,192)	(10,496,192)
Rented Real Estate - Viamonte	(1,814,345)	(1,814,345)

TOTAL	(45,926,489)	(45,926,489)

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	09.30.25	12.31.24

Real Estate held for sale – Villa del Parque	1,841,568	1,841,568
Real Estate held for sale – Llavallol	1,012,258	1,012,258
Real Estate held for sale – Avellaneda	420,591	420,592
Real Estate held for sale- Villa Lynch	332,795	332,795
Real Estate held for sale- Bernal	245,684	245,684
Real Estate held for sale- Fisherton (1)	-	720,379

TOTAL	3,852,896	4,573,276

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	09.30.25	12.31.24

Real Estate held for sale- Fisherton	-	(1,208,298)

TOTAL	-	(1,208,298)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.25	12.31.24

Non-financial Government sector	301,642,244	147,108,344
Financial Sector	7,194,993	5,277,682
Non-financial Private Sector and Residents Abroad	15,047,931,902	11,958,421,451
Time deposits	6,499,954,294	3,776,410,201
Savings accounts	5,941,541,305	5,572,152,351
Checking accounts	2,537,707,539	2,172,572,568
Investment accounts	5,650,166	370,475,917
Other	63,078,598	66,810,414

TOTAL	15,356,769,139	12,110,807,477

19. Liabilities at fair value through profit or loss

No balance is recorded for the period/year ended September 30, 2025 and December 31, 2024, respectively.

20. Other financial liabilities

Breakdown is as follows:

	09.30.25	12.31.24

Obligations from financing of purchases	1,101,376,372	1,106,756,824
Receivables for spot purchases pending settlement	146,092,747	10,906,290
Collections and other transactions on behalf of third parties	123,722,408	126,474,157
Payment orders pending credit	60,051,365	35,925,438
Lease liabilities (Note 25)	45,416,083	39,515,413
Funds collected under ARCA’s instructions	30,943,378	23,328,740
Cash and cash equivalents for spot purchases or sales pending settlement	14,281,437	37,031,086
Commissions accrued payable	203,964	208,358
Other	104,271,655	77,758,110

TOTAL	1,626,359,409	1,457,904,416

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	09.30.25	12.31.24

Local financial institutions	345,067,462	191,389,535
Foreign financial institutions	190,697,874	53,392,844
BCRA	988,585	284,079

TOTAL	536,753,921	245,066,458

22. Corporate bonds issued

As of September 30, 2025 and December 31, 2024, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 09.30.25	Outstanding securities as of 12.31.24

Class 31 BBVA- ARS	12.12.2024	37,706,733	12.12.2025	TAMAR + 2.74%	Quarterly	37,706,733	45,989,299
Class 32 BBVA - US$	02.27.2025	16,510	02.27.2026	FIXED 3.5%	Upon maturity	22,562,290	-
Class 34 BBVA - ARS	02.27.2025	56,002,870	02.27.2026	TAMAR + 2.75%	Quarterly	56,002,870	-
Class 35 BBVA- US$	06.03.2025	62,313	06.03.2026	FIXED 5.75%	Semi-annual	85,155,502	-
Class 36 BBVA- ARS	06.10.2025	95,034,488	06.10.2026	TAMAR + 3.20%	Quarterly	95,034,488	-
Class 37 BBVA US$	08.22.2025	43,355	08.22.2026	FIXED 6%	Semi-annual	59,248,400	-
Class 29 BBVA- ARS	09.23.2024	24,500,000	06.23.2025	BADLAR + 5%	Quarterly	-	29,881,608
Class 30 BBVA ARS	12.12.2024	24,150,965	09.12.2025	FIXED TEM 2.75%	Upon maturity	-	18,402,479
Class 11 Volkswagen Financial Services - ARS	10.22.2024	7,987,481	10.22.2025	BADLAR + 5.75%	Quarterly	7,987,481	19,483,983
Corporate bond Series 30 PSA - ARS	12.23.2024	8,344,444	06.23.2026	TAMAR + 3.25%	Quarterly	8,344,444	10,177,364
Corporate bond Series 31 PSA - ARS	02.28.2025	4,126,010	03.01.2027	FIXED UVA 8%	Quarterly	4,126,010	-
Corporate bond Series 32 PSA - ARS	02.28.2025	19,813,161	03.02.2026	TAMAR + 3.2%	Quarterly	19,813,161	-
Corporate bond Series 29 PSA - ARS	12.23.2024	11,655,556	09.23.2025	FIXED TNA 36.72%	Upon maturity	-	14,215,786

				Total Consolidated Principal		395,981,379	138,150,519
				Consolidated Accrued Interest and adjustments payable		11,748,200	3,206,064
				Withdrawals (1)		(141,470)	-
				Total Consolidated Principal and Interest and adjustments accrued		407,588,109	141,356,583

(1)	Withdrawals represent corporate bonds held in portfolio by subsidiaries.

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

TNA: Annual nominal rate

UVA: Acquisition value unit. The unit includes the update of the Benchmark Stabilization Coefficient (CER).

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized amount	Type of Corporate Bond	Term	Shareholders’ Meeting/Board of Directors’ Approval Date	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Approval by Shareholders’ Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, May 22, 2024 and March 26, 2025	Resolution No. 14,967 dated November 29, 2004, and extended through Resolution No. 16,010 dated November 6, 2008. The increase in the program's total outstanding amount was authorized through Resolution No. 16,611 dated July 21, 2011, and through Resolution No. 16,826 dated May 30, 2012. In addition, a new program term extension was authorized through Resolution No, 17,127 dated July 11, 2013, and the amendment of its general terms and conditions, the extension of its term and the increase in its maximum amount were authorized through Resolution No. RESFC-2018-19516-APN-DIR#CNV dated May 17, 2018. The extension of the program term, the reduction of the amount and the amendment of certain terms and conditions were authorized by CNV Resolution No. DI-2022-36-APN-GE#CNV dated July 13, 2022. Finally, the increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.
Volkswagen Financial Services Cía. Financiera S.A.	US$ 250,000 thousand or its equivalent	Simple, not convertible into shares	5 years	04.28.25

The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.

PSA Finance Argentina Compañía Financiera S.A.	Thousands of US$ 150,000 or its equivalent	Simple, non-convertible into shares	5 years	06.26.25	On April 26, 2018, the ordinary and extraordinary general shareholders’ meeting of PSA Finance Argentina Compañía Financiera S.A. decided on the updating and amendment of the Program terms and conditions to place corporate bonds stated in monetary units adjustable by indices, which was authorized by the CNV through Resolution No. RESFC-2018-19523- APN-DIR#CNV dated May 17, 2018. The extension of the Program for a term of 5 (five) years and the amendment to its terms and conditions were approved by the ordinary and extraordinary shareholders’ meeting held on April 20, 2023. The amendments to the Program terms and conditions were approved by the Board of Governors’ Meeting dated September 26, 2023. The updating of the Prospectus and its preliminary version were approved through the resolution by the sub-delegate on November 3, 2023. On June 26, 2025, the expansion of the Global Program for the issuance of corporate bonds for a maximum outstanding nominal value of up to USD 150,000,000 or its equivalent in other currencies or units of value or measurement was approved. On August 8, 2025, the update and amendment of the Global Program for the issuance and reissuance of simple corporate bonds was issued and approved by the CNV on August 11, 2025.

23. Provisions

Breakdown is as follows:

	09.30.25	12.31.24

Provision for contingent commitments (Exhibits J and R)	23,036,275	27,783,620
Provisions for termination plans (Exhibit J)	2,663,129	2,134,845
For administrative, disciplinary and criminal penalties (Note 52 and Exhibit J)	5,000	6,098
Other contingencies	24,753,447	27,519,211
Provision for commercial claims	18,060,377	19,877,990
Provision for tax claims	1,349,178	1,448,591
Provision for labor lawsuits	1,852,669	1,438,991
Other	3,491,223	4,753,639

TOTAL	50,457,851	57,443,774

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 210 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 239,433, out of which a potential or possible cash disbursement of approximately 86,758 is expected for the next 3 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	09.30.25	12.31.24

Miscellaneous creditors	334,929,024	318,237,067
Short-term personnel benefits	153,410,135	133,715,087
Other collections and withholdings	112,524,458	112,932,975
Other taxes payable	83,450,256	53,778,599
Advances collected	77,985,329	85,388,685
Dividends payable (Note 44)	21,884,138	-
Long-term personnel benefits	5,536,608	5,613,697
For contract liabilities (1)	4,869,512	8,165,864
Social security payment orders pending settlement	941,185	1,180,122
Termination benefits payable	-	5,220,268
Other	10,449,219	4,498,192

TOTAL	805,979,864	728,730,556

(1) It represents a performance obligation that must be complied with within a period of time.

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of September 30, 2025:

Rights of use under leases

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated at	value as of
Account	01.01.25	Additions	Derecognitions	as of 01.01.25	Derecognitions	period (1)	period-end	09.30. 25

Leased real estate	130,145,753	11,935,560	7,260,309	60,589,559	4,802,084	4,349,035	60,136,510	74,684,494

(1) See note 38

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated at of	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	year	year end	12.31.24

Leased real estate	130,438,224	17,109,844	17,402,315	65,790,906	10,157,159	4,955,812	60,589,559	69,556,194

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.25	12.31.24

Up to one year	2,329,175	493,403	2,822,578	1,374,358
From 1 to 5 years	22,342,652	5,968,007	28,310,659	26,746,961
More than 5 years	14,282,846	-	14,282,846	11,394,094

			45,416,083	39,515,413

Interest and exchange rate difference recognized in profit or loss

	09.30.25	09.30.24

Other operating expenses

Interest on lease liabilities (Note 39)	(3,374,143)	(3,824,090)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(9,678,424)	(7,064,879)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)            Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25.738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Share premium

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Equity adjustments

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)
–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with B.C.R.A. Generally Accepted Accounting Principles must be allocated to the legal reserve. (see note 44 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves set up by the express will of the Entity.
–	Reserve for first-time application of IFRS: originated in the valuation differences of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

27. Interest income

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Interest from commercial papers	219,576,246	599,909,781	139,551,515	533,800,447
Interest from consumer loans	184,231,827	520,791,662	98,178,583	245,619,922
Interest from credit card loans	179,422,161	515,133,216	105,961,520	403,662,248
Interest from government securities	198,984,311	508,430,166	252,600,760	557,011,905
Interest from other loans	152,484,245	357,899,336	59,630,690	212,247,212
Interest from overdrafts	140,876,572	300,954,947	70,718,823	287,060,433
CER clause adjustment	71,771,607	269,110,580	185,517,480	1,054,346,753
UVA clause adjustment	36,798,532	115,705,876	36,102,556	236,887,552
Interest from pledge loans	39,695,851	94,869,605	20,011,732	51,382,096
Interest from loans for the prefinancing and financing of exports	37,079,675	71,634,658	5,489,528	11,368,116
Interest on loans to the financial sector	21,414,940	40,374,626	4,743,443	14,435,375
Interest from mortgage loans	9,258,089	22,444,214	4,662,899	13,608,143
Interest from finance leases	3,991,054	11,294,399	3,368,568	12,092,412
Interest from private securities	1,389,893	2,902,871	661,281	4,476,696
Premium for reverse repurchase agreements	232,817	242,654	11,518,434	1,030,746,038
Other interest	14,664,533	24,807,029	2,857,936	6,916,538

TOTAL	1,311,872,353	3,456,505,620	1,001,575,748	4,675,661,886

28. Interest expense

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Interest from time deposits	537,782,875	1,210,051,698	280,728,624	964,059,377
Interest from current accounts deposits	107,028,349	235,008,392	71,451,978	493,424,767
Interest from other financial liabilities	41,328,592	90,297,833	2,965,454	25,456,197
Interfinancial loans received	30,687,663	72,078,688	12,772,442	31,219,030
UVA clause adjustment	1,960,481	11,902,310	20,608,068	149,696,862
Premium for repurchase agreements	5,077,725	6,787,204	479,930	523,691
Interest from savings accounts deposits	1,422,711	5,782,754	3,312,263	19,576,782
Borrowing surety bond transactions	1,114,790	3,870,748	2,835,601	2,835,601

TOTAL	726,403,186	1,635,779,627	395,154,360	1,686,792,307

29. Commission income

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

For credit cards	110,128,679	306,610,926	89,319,396	261,828,617
Linked to liabilities	57,220,747	166,830,160	47,848,527	133,565,147
Linked to loans	19,336,798	62,340,786	17,659,449	53,315,982
From insurance	7,510,618	22,005,675	6,304,379	18,073,561
From foreign trade and foreign currency transactions	8,139,626	21,580,231	7,476,420	24,123,492
Linked to securities	4,784,530	16,002,611	6,392,886	17,022,180
Linked to loan commitments	589,273	2,203,098	374,179	703,725
From guarantees granted	107,747	213,590	219,915	459,675

TOTAL	207,818,018	597,787,077	175,595,151	509,092,379

30. Commission expenses

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

For credit and debit cards	37,132,912	146,548,821	45,913,328	129,848,125
For foreign trade transactions	20,255,622	54,372,124	15,986,249	56,895,956
For payment of wages	6,744,198	19,801,372	6,476,402	19,231,181
For new channels	2,597,774	15,924,578	6,378,990	15,880,172
For data processing	2,619,174	8,256,614	3,699,630	10,776,337
For advertising campaigns	371,521	1,077,734	203,803	609,008
Linked to transactions with securities	185,573	391,092	26,881	118,418
Other commission expenses	830,416	2,562,499	3,180,309	6,664,709

TOTAL	70,737,190	248,934,834	81,865,592	240,023,906

31. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Gain from government securities	32,137,601	109,242,136	39,220,186	147,420,223
Gain from private securities	5,086,088	9,140,522	99,094	2,034,882
Gain /(loss) from foreign currency forward transactions	(11,939,873)	(7,931,230)	(2,268,707)	(17,883,323)
Interest rate swaps	(2,642,428)	(1,787,403)	212,775	782,791
Gain from corporate bonds	(30,143)	(19,241)	503,867	1,749,629
Loss from put options taken	-	-	886,050	(836,400)
Others	(33)	(460)	-	3,507

TOTAL	22,611,212	108,644,324	38,653,265	133,271,309

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Income from sale of government securities	(3,070,465)	84,601,447	72,918,923	197,570,105
Income from sale of private securities	(356,277)	1,692,017	-	5,768,509

TOTAL	(3,426,742)	86,293,464	72,918,923	203,338,614

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Income from trading in foreign currency	57,099,573	131,899,966	21,406,744	50,262,944
Conversion of foreign currency assets and liabilities into pesos	3,553,080	(4,658,006)	(12,629,313)	6,478,474

TOTAL	60,652,653	127,241,960	8,777,431	56,741,418

34. Other operating income

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Adjustments and interest on miscellaneous receivables	11,048,081	31,270,432	8,704,320	46,068,708
Rental of safe deposit boxes	9,040,397	26,287,148	7,933,006	19,423,865
Debit and credit card commissions	7,042,934	19,648,891	3,657,127	10,836,814
Punitive interest	6,628,704	16,806,620	2,345,118	6,259,254
Loans recovered	6,939,459	13,833,847	3,843,287	10,969,484
Rent	2,235,776	6,262,144	1,461,222	5,093,231
Fee expenses recovered	1,666,914	5,070,323	1,372,301	3,829,828
Commission from syndicated transactions	678,442	1,375,218	470,651	1,377,234
Allowances reversed	(120,770)	29,763	1,794,741	4,782,596
Income from sale of non-current assets held for sale (Note 17)	-	-	249,616	249,616
Other operating income	26,128,376	34,135,733	6,614,812	21,620,396

TOTAL	71,288,313	154,720,119	38,446,201	130,511,026

35. Impairment of financial assets

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Financial assets at amortized cost
Loan loss allowance in pesos	213,986,490	470,322,819	54,870,676	160,151,597
Loan loss allowance in foreign currency	(3,869,297)	516,070	(404,260)	2,771,301

Financial assets at fair value through OCI
Correction of value due to credit losses	(160,505)	(76,992)	(109,058)	(92,086)

TOTAL	209,956,688	470,761,897	54,357,358	162,830,812

36. Personnel benefits

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Salaries	86,843,999	258,825,708	78,350,090	248,119,510
Social security withholdings and collections	29,550,890	81,546,985	22,301,976	73,429,271
Other short-term personnel benefits	23,003,655	66,669,328	17,780,064	77,747,069
Personnel services	4,055,004	13,098,903	4,511,854	11,097,514
Personnel compensation and bonuses	3,754,076	11,497,718	9,790,349	36,405,024
Employee termination benefits (Exhibit J)	-	967,239	-	1,045,234
Other long-term benefits	-	990,259	-	4,213,284

TOTAL	147,207,624	433,596,140	132,734,333	452,056,906

37. Administrative expenses

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Contracted administrative services	23,323,133	80,278,094	32,446,991	79,790,213
Taxes	21,485,258	61,809,976	33,802,926	117,498,802
Rent	17,358,646	50,343,324	13,888,193	62,703,546
Armored transportation services	11,885,803	48,559,254	15,173,647	42,772,243
Maintenance and repair costs	15,439,918	43,181,822	14,170,089	42,386,004
Advertising	10,070,245	37,852,734	9,688,160	33,163,228
Documents distribution	8,540,531	23,372,796	6,559,363	20,747,409
Security services	6,938,956	20,779,832	4,504,790	14,163,145
Other fees	6,729,741	18,913,614	4,504,640	14,715,023
Electricity and communications	6,705,044	18,679,170	6,329,580	18,065,656
Trade reports	4,610,329	15,355,417	3,666,282	10,006,778
IT	1,870,481	15,273,528	7,112,082	30,655,230
Insurance	1,263,641	4,084,390	1,720,855	4,014,428
Representation and travel expenses	1,528,651	4,081,098	1,187,818	3,242,707
Fees to Bank Directors and Supervisory Committee	198,568	643,774	183,830	565,414
Stationery and supplies	104,584	533,715	258,979	980,095
Other administrative expenses	7,885,943	23,069,662	7,305,867	20,970,172

TOTAL	145,939,472	466,812,200	162,504,092	516,440,093

38. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Property and equipment (Note 14)	19,038,133	54,253,986	17,033,667	47,907,652
Intangible assets (Note 15)	3,799,012	12,789,346	2,260,302	12,481,562
Right of use of leased real estate (Note 14)	1,735,063	4,349,035	1,416,429	3,406,450
Other assets	211,076	1,728,802	1,076,750	2,503,145
Loss from sale or impairment of property, plant and equipment	-	32,722	9,252	9,252

TOTAL	24,783,284	73,153,891	21,796,400	66,308,061

39. Other operating expenses

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Turnover tax	130,233,773	346,038,096	67,724,257	310,627,010
Initial recognition of loans	22,745,722	73,189,902	7,519,996	17,011,355
Contribution to the Deposit Guarantee Fund (Note 46)	5,709,650	15,946,912	3,307,002	9,230,235
Other allowances (Exhibit J)	(8,105,519)	12,979,019	7,326,233	42,044,828
Claims	4,185,943	11,432,745	1,826,044	3,730,775
Interest on liabilities from leases (Note 25)	1,165,660	3,374,143	1,314,224	3,824,090
Adjustment for restatement of dividends in constant currency	1,459,630	1,982,587	-	15,188,469
Other operating expenses	19,304,564	44,144,327	11,125,747	29,523,444

TOTAL	176,699,423	509,087,731	100,143,503	431,180,206

40. Fair values of financial instruments

40.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2025 is detailed below:

	Accounting balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	277,966,212	277,966,212	-	-
Derivative instruments	57,685,698	54,788,493	2,897,205	-
Other financial assets	16,291,114	16,291,114	-	-
Other debt securities	2,020,605,088	1,894,869,489	124,465,717	1,269,882
Financial assets pledged as collateral	248,299,703	197,947,303	50,352,400	-
Investments in equity instruments	15,203,653	9,181,333	1,330,497	4,691,823

Financial liabilities

Derivative instruments	74,163,239	19,417,076	54,746,163	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2024 is detailed below:

	Accounting Balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	111,961,113	100,421,560	11,539,553	-
Derivative instruments	12,030,045	1,050,653	10,979,392	-
Other financial assets	913,740	913,740	-	-
Other debt securities	2,849,950,390	2,760,139,516	86,410,964	3,399,910
Financial assets pledged as collateral	152,457,589	152,457,589	-	-
Investments in equity instruments	15,438,066	9,946,470	939,731	4,551,865

Financial liabilities

Derivative instruments	4,706,213	-	4,706,213	-

Financial assets at fair value consist of Argentine Treasury Bonds, Argentine Treasury Bills, BCRA Bonds, private debt securities (corporate bonds), shares and mutual funds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (A3), foreign currency NDF (non-delivery forwards) and interest rate swaps.

40.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

40.2.1. Transfers from Level 1 to Level 2

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 1 to Level 2 of the fair value hierarchy:

	09.30.25	12.31.24

John Deere Credit Cia Financiera S.A. Corporate bond Series X USD. Maturity 03-08-2026	1,330,820	-

40.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	09.30.25	12.31.24

360 Energy Solar S.A. Corporate bonds Series 4 in USD at fixed rate. Maturity 10-30-2027	2,494,015	-
CAPEX S.A. Corporate bond Series 10 in USD. Maturity 07-05-2027	2,383,380	-
Minera EXAR Corporate bond Series 1 in USD. Maturity 11-11-2027	2,335,885	-
Petroquímica Comodoro Rivadavia Corporate Bond Series O in USD. Maturity 09-22-2027	1,427,141	-
Treasury bonds in pesos adjusted by CER 0%. Maturity 10-31-2025	43,663	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that bonds and corporate bonds were listed on the market the number of days necessary to be considered Level 1.

40.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, the spot discount curve in US dollars, the discount curves of corporate bonds in US dollars (one of the energy sector and the other of several industries), the discount curve of Dollar-linked corporate bonds, CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, the Overnight Index Swap (OIS) international dollar curve, the yield curve in euros, Badlar rate, TAMAR rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the 3500 dollar. Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value pricing established by the Bank for fixed income consists in considering the representative market prices from A3 Mercados S.A. (formerly, Mercado Abierto Electrónico S.A.) as the primary source and BYMA as the secondary source for quotes from the last business day at the end of the month. This criteria adjustment aims to ensure that the month-end amount reflects a valuation more accurately aligned with the market value.

The pricing process with these hierarchies is maintained over the last 10 business days, prioritizing the price from A3 Mercados S.A. and then the price from BYMA according to timeliness. For example, a quote in BYMA on T-1 is considered above a quote in A3 Mercados S.A. on T-2.

For Argentine Treasury bonds and bills, if the bonds have not traded for the last 10 business days in A3 or BYMA, fair value is determined by discounting cash flows using the pertinent discount curve.

Corporate Bonds in US dollars, if bonds have not trade for the last 10 business in A3 Mercados S.A. or BYMA, they are valued at the present value of the future cash flows with the discount curve that corresponds to the type of industry or sector. The same criteria applies to the case of Corporate Bonds that are Dollar Link, except that in this case the discount curve used is the dollar linked curve.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar exchange rate for selling currency published by Banco de la Nación Argentina (BNA). Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar exchange rate for selling currency published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the Euro exchange rate for selling currency published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro exchange rate for selling currency published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar exchange rate for selling currency published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

For corporate bonds in pesos that are in portfolio classified as Level 3, the valuation criterion is as follows:

Latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end. Corporate bonds at floating rate in portfolio are as follows:

-	FCA Compañía Financiera (ON FTL2O)

The most relevant unobservable inputs include:

–	Latest market price

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price

ON FTL2O
2%	3.100%
5%	7.750%
10%	15.501%

40.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	09.30.25	12.31.24

Balance at the beginning of the fiscal year	7,951,775	17,907,181

Other debt securities - Private securities - Corporate bonds	(1,517,712)	(2,321,232)
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	-	(608,254)
Equity instruments	959,738	2,658,008
Monetary loss from assets at fair value	(1,432,096)	(9,683,928)

Balance at fiscal period/year-end	5,961,705	7,951,775

40.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of September 30, 2025 is detailed below:

	Accounting balance		Total Fair Value		Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	3,831,745,984		(a)		-	-	-
Other financial assets	232,628,530		(a)		-	-	-
Loans and other financing
Non-financial government sector	3,718,011		(a)		-	-	-
Other financial institutions	205,574,476		216,109,969		-	216,109,969	-
Non-financial private sector and residents abroad	12,351,704,052		12,012,519,216	(c)	-	-	12,012,519,216
Other debt securities	797,599,330		880,339,310		-	880,339,310	-
Financial assets pledged as collateral	764,981,131		(a)		-	-	-

Financial liabilities
Deposits	15,356,769,139	(b)	6,408,707,938		-	-	6,408,707,938
Repo transactions and surety bonds	300,565,382		(a)		-	-	-
Other financial liabilities	1,626,359,409		(a)		-	-	-
Financing received from the BCRA and other financial institutions	536,753,921		515,838,758		-	515,838,758	-
Corporate bonds issued	407,588,109		391,577,079		-	391,577,079	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The total accounting balance includes all items of Deposits, while the detail of Fair value only includes the value for Time Deposits at Level 3 fair value. For the rest of deposits, the fair value is not reported as it is considered that it is similar to their accounting balance.
(c)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of differences in their fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2024 is detailed below:

	Accounting balance		Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	3,444,170,974		(a)	-	-	-
Other financial assets	307,771,767		(a)	-	-	-
Loans and other financing
Non-financial government sector	1,176,637		(a)	-	-	-
Other financial institutions	71,067,505		84,727,208	-	84,727,208	-
Non-financial private sector and residents abroad	9,122,231,067		9,573,052,462	-	-	9,573,052,462
Other debt securities	195,028,485		195,892,022	-	195,892,022	-
Financial assets pledged as collateral	412,204,770		(a)	-	-	-
Financial liabilities

Deposits	12,110,807,477	(b)	3,991,502,187	-	-	3,991,502,187
Other financial liabilities	1,457,904,416		(a)	-	-	-
Financing received from the BCRA and other financial institutions	245,066,458		242,669,538	-	242,669,538	-
Corporate bonds issued	141,356,583		143,043,083	-	143,043,083	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The total accounting balance includes all items of Deposits, while the detail of Fair value only includes the value for Time Deposits at Level 3 fair value. For the rest of deposits, the fair value is not reported as it is considered that it is similar to their accounting balance.

41. Segment reporting

Basis for segmentation

As of September 30, 2025 and December 31, 2024, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of September 30, 2025 and December 31, 2024:

Group (banking activity)(1)	09.30.25	12.31.24

Loans and other financing	12,560,996,539	9,194,475,209
Corporate banking (2)	2,748,064,526	1,542,667,188
Small and medium companies (3)	3,615,558,420	3,410,014,796
Retail	6,197,373,593	4,241,793,225

Other assets	9,605,556,302	8,764,979,625
TOTAL ASSETS	22,166,552,841	17,959,454,834

Deposits	15,356,769,139	12,110,807,477
Corporate banking (2) (3)	6,081,888,715	4,078,469,770
Small and medium companies (2) (3)	1,416,941,736	1,879,817,768
Retail	7,857,938,688	6,152,519,939

Other liabilities	3,827,109,884	2,652,007,589
TOTAL LIABILITIES	19,183,879,023	14,762,815,066

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

42. Related parties

42.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

42.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

42.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	09.30.25	09.30.24

Fees	456,845	418,698

Total	456,845	418,698

42.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of

	09.30.25	12.31.24
Loans
Overdrafts	7	1
Credit cards	87,004	68,342
Consumer loans	161,280	1,315

Deposits
Deposits	940,290	157,655

	Profit or loss from transactions

	09.30.25	09.30.24

Profit or loss
Interest income	48,241	157,584
Interest expense	(6,648)	(21,089)
Commission income	1,252	6,502
Commission expense	(2,217)	(1,271)
Other operating income	3,369	2,127
Other operating expenses	(29)	-

Loans are granted on an arm’s length basis. As of September 30, 2025 and December 31, 2024, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	09.30.25	12.31.24

Assets
Cash and deposits in banks	1,625,609	6,768,698
Financial assets pledged as collateral	1,093,267	-
Other financial assets	62,173	108
Liabilities
Other non-financial liabilities
Derivative instruments (Liabilities)	42,268,316	57,114,977
	170,512	3,233
Off-balance sheet balances

Securities in custody	1,767,350,478	3,751,539,153
Guarantees received	100,583,785	147,306,304
Sureties granted	29,310,555	106,083,851
Derivative instruments	60,541,054	632,256

	Profit or loss from transactions
	09.30.25	09.30.24

Profit or loss
Interest income	2,628	-
Commission income	43,219	209,505
Net loss from measurement of financial instruments at fair value through profit or loss	(1)	-
Other operating income	41,227	32,047
Administrative expenses	(37,873,315)	(23,674,808)

Subsidiaries (1)	Balances as of
	09.30.25	12.31.24

Assets
Loans and other financing	225,598,385	123,787,174
Debt securities at fair value through profit or loss	144,214	-

Liabilities
Deposits	65,806,395	43,603,717
Other non-financial liabilities	1,259,629	2,048,947

Off-balance sheet balances
Securities in custody	16,700,414	1,263,920

	Profit or loss from transactions
	09.30.25	09.30.24

Profit or loss
Interest income	55,534,234	41,657,844
Interest expense	(718,881)	(3,629,648)
Commission income	32,922	107,761
Commission expense	(5,556,293)	(6,162,155)
Foreign exchange and gold gains/(losses)	1,994	1,694
Other operating income	3,654,246	2,608,983
Administrative expenses	(1,190,993)	(445,496)
Other operating expenses	(72)	(507)

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of September 30, 2025 and 2024, and December 31, 2024, respectively.

Associates	Balances as of
	09.30.25	12.31.24
Assets
Cash and deposits in banks	2,192	-
Loans and other financing	64,007,367	18,772,777
Derivative instruments	-	723,614
Other financial assets	3,393,656	3,609,274

Liabilities
Deposits	12,128,807	4,770,909
Derivatives (Liabilities)	1,172,607	-

Off-balance sheet balances
Interest rate swaps	19,000,000	-
Securities in custody	43,302,912	26,500,724
Guarantees received	222,167	204,726
Sureties granted	222,167	204,726

	Profit or loss from transactions
	09.30.25	09.30.24

Profit or loss
Interest income	13,919,888	8,052,653
Interest expense	(703,564)	(232,687)
Commission income	16,787,068	10,116,653
Commission expense	(21,129)	(15,611)
Net income from measurement of financial instruments at fair value through profit or loss	(1,242,846)	786,160
Foreign exchange and gold gains/(losses)	59,919	23,899
Other operating income	2,138,993	1,686,192
Administrative expenses	-	125,346
Other operating expenses	(1,087)	-

Transactions have been agreed upon on an arm’s length basis. As of September 30, 2025 and December 31, 2024, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43. Financial instruments risks

43.1. Risk policies of financial instruments

In this consolidated condensed interim financial statements, the Entity has applied the same risk policies of financial instruments as in the preparation of its financial statements as of December 31, 2024.

43.2. Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 - BCRA (expected loss model, except for non-financial government sector's financial assets), as of September 30, 2025 and December 31, 2024:

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	9,223,444,447	482,233,670	26,096,667	131,117,139	6,477,944	9,869,369,867

Inter-stage Transfers:
From stage 1 to stage 2	(1,780,833,743)	1,827,878,440	-	-	-	47,044,697
From stage 2 to stage 1	851,866,654	(818,625,455)	(8,678,121)	-	-	24,563,078
From stage 1 or 2 to stage 3	(64,279,997)	(510,585,314)	(1,436,739)	576,960,096	2,387,140	3,045,186
From stage 3 to stage 1 or 2	14,685,733	9,712,349	129,337	(42,272,256)	(1,772,771)	(19,517,608)
Changes without inter-stage transfers	(82,558,754)	139,882,574	(8,187,294)	(15,811,744)	4,952,090	38,276,872
Newly originated financial assets	14,846,074,916	225,960,213	52,441,089	62,587,920	3,656,598	15,190,720,736
Reimbursements	(9,626,391,260)	(227,327,845)	(42,999,048)	(48,526,531)	(984,894)	(9,946,229,578)
Write-offs	-	(488)	-	(138,430,093)	(1,559,357)	(139,989,938)
Foreign exchange differences	634,411,938	4,719,633	3,416,530	101,732	1,334,456	643,984,289
Inflation adjustment	(2,081,623,054)	(124,951,152)	(5,444,800)	(45,747,303)	(1,839,039)	(2,259,605,348)

Balances as of 09.30.25	11,934,796,880	1,008,896,625	15,337,621	479,978,960	12,652,167	13,451,662,253

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	5,048,999,148	530,723,789	18,411,097	83,357,727	10,147,697	5,691,639,458

Inter-stage Transfers:
From stage 1 to stage 2	(1,021,242,941)	981,665,578	7,214,558	-	-	(32,362,805)
From stage 2 to stage 1	736,124,111	(634,403,123)	(4,684,067)	-	-	97,036,921
From stage 1 or 2 to stage 3	(22,867,668)	(183,281,481)	(155,595)	213,547,337	148,407	7,391,000
From stage 3 to stage 1 or 2	2,307,233	9,610,972	(5,943)	(16,909,678)	(186,393)	(5,183,809)
Changes without inter-stage transfers	1,733,697,607	150,041,366	17,179,956	(1,027,735)	3,574,804	1,903,465,998
Newly originated financial assets	13,425,184,932	126,784,628	15,795,852	26,580,293	289,000	13,594,634,705
Reimbursements	(6,955,426,390)	(157,808,601)	(17,655,443)	(36,684,491)	(636,798)	(7,168,211,723)
Write-offs	-	-	-	(76,803,174)	(2,229,892)	(79,033,066)
Foreign exchange differences	183,516,006	2,699,711	2,563,048	18,383	1,169,248	189,966,396
Inflation adjustment	(3,906,847,591)	(343,799,169)	(12,566,796)	(60,961,523)	(5,798,129)	(4,329,973,208)

Balances as of 12.31.24	9,223,444,447	482,233,670	26,096,667	131,117,139	6,477,944	9,869,369,867

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	4,038,117,551	193,884,389	944,208	1,155,761	2,409	4,234,104,318

Inter-stage Transfers:
From stage 1 to stage 2	(708,061,933)	562,167,855	-	-	-	(145,894,078)
From stage 2 to stage 1	630,839,473	(411,838,100)	(8,707)	-	-	218,992,666
From stage 1 or 2 to stage 3	(3,088,073)	(904,698)	(1,428)	2,330,370	3,586	(1,660,243)
From stage 3 to stage 1 or 2	1,168,827	419,684	6,057	(1,574,784)	(47,360)	(27,576)
Changes without inter-stage transfers	1,951,648,475	80,377,435	(417,585)	(91,384)	52,602	2,031,569,543
Newly originated financial commitments	979,094,649	43,149,183	74,052	352,849	48,100	1,022,718,833
Reimbursements	(712,908,601)	(49,935,543)	(326,962)	(571,558)	(11,234)	(763,753,898)
Write-offs	-	-	-	(348)	-	(348)
Foreign exchange differences	59,454,389	1,534,650	25,926	-	-	61,014,965
Inflation adjustment	(900,223,443)	(49,656,616)	(65,108)	(197,787)	(6,722)	(950,149,676)

Balances as of 09.30.25	5,336,041,314	369,198,239	230,453	1,403,119	41,381	5,706,914,506

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	1,554,838,150	162,605,763	478,208	550,174	918	1,718,473,213

Inter-stage Transfers:
From stage 1 to stage 2	(286,564,582)	254,503,707	87,459	-	-	(31,973,416)
From stage 2 to stage 1	344,676,053	(234,859,538)	(307,727)	-	-	109,508,788
From stage 1 or 2 to stage 3	(2,507,604)	(829,563)	(346)	2,153,376	254	(1,183,883)
From stage 3 to stage 1 or 2	1,220,605	414,001	346	(1,238,169)	(1,637)	395,146
Changes without inter-stage transfers	3,007,983,586	130,498,549	(1,614,929)	364,240	8,364	3,137,239,810
Newly originated financial commitments	1,326,833,058	64,137,198	3,527,369	271,371	-	1,394,768,996
Reimbursements	(601,399,217)	(69,091,345)	(602,511)	(516,641)	(84)	(671,609,798)
Write-offs	-	-	-	(2,222)	-	(2,222)
Foreign exchange differences	49,618,229	2,308,816	498,230	-	-	52,425,275
Inflation adjustment	(1,356,580,727)	(115,803,199)	(1,121,891)	(426,368)	(5,406)	(1,473,937,591)

Balances as of 12.31.24	4,038,117,551	193,884,389	944,208	1,155,761	2,409	4,234,104,318

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	66,539,971	27,285,898	1,229,950	96,308,750	4,763,578	196,128,147

Inter-stage Transfers:
From stage 1 to stage 2	(48,397,418)	134,578,341	-	-	-	86,180,923
From stage 2 to stage 1	13,011,120	(37,970,807)	(384,889)	-	-	(25,344,576)
From stage 1 or 2 to stage 3	(4,589,056)	(101,270,523)	(326,067)	324,590,640	1,150,580	219,555,574
From stage 3 to stage 1 or 2	1,037,963	799,411	92,040	(23,729,642)	(1,096,947)	(22,897,175)
Changes without inter-stage transfers	(10,046,993)	28,299,427	559,063	47,961,054	6,506,722	73,279,273
Newly originated financial assets	141,521,770	14,831,061	1,894,896	38,260,418	1,580,639	198,088,784
Reimbursements	(84,863,969)	(6,884,398)	(2,303,620)	(31,633,044)	(769,372)	(126,454,403)
Write-offs	-	(2,311)	-	(110,044,019)	(1,517,440)	(111,563,770)
Foreign exchange differences	3,539,152	279,160	91,649	(20,482)	843,636	4,733,115
Inflation adjustment	(15,297,256)	(7,937,749)	(267,675)	(31,487,693)	(1,382,896)	(56,373,269)

Balances as of 09.30.25	62,455,284	52,007,510	585,347	310,205,982	10,078,500	435,332,623

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	36,812,241	20,128,259	281,577	60,150,863	7,293,955	124,666,895

Inter-stage Transfers:
From stage 1 to stage 2	(19,666,112)	58,028,963	424,233	-	-	38,787,084
From stage 2 to stage 1	6,404,309	(21,609,136)	(55,371)	-	-	(15,260,198)
From stage 1 or 2 to stage 3	(1,539,074)	(32,138,077)	(5,009)	125,049,466	3,450	91,370,756
From stage 3 to stage 1 or 2	133,084	693,627	-	(11,567,987)	(122,099)	(10,863,375)
Changes without inter-stage transfers	19,014,136	19,030,979	797,288	37,120,714	3,563,905	79,527,022
Newly originated financial assets	114,185,155	2,072,185	156,571	14,757,126	288,991	131,460,028
Reimbursements	(65,271,391)	(5,284,769)	(201,318)	(23,897,376)	(571,623)	(95,226,477)
Write-offs	-	(7)	-	(61,478,483)	(2,177,837)	(63,656,327)
Foreign exchange differences	1,460,987	56,781	48,642	6,529	809,432	2,382,371
Inflation adjustment	(24,993,364)	(13,692,907)	(216,663)	(43,832,102)	(4,324,596)	(87,059,632)

Balances as of 12.31.24	66,539,971	27,285,898	1,229,950	96,308,750	4,763,578	196,128,147

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	21,383,583	5,603,666	13,757	776,682	5,932	27,783,620

Inter-stage Transfers:
From stage 1 to stage 2	(7,257,064)	12,825,568	-	-	-	5,568,504
From stage 2 to stage 1	4,807,427	(9,661,733)	(3,888)	-	-	(4,858,194)
From stage 1 or 2 to stage 3	(66,124)	(75,803)	(23,079)	1,261,392	22,931	1,119,317
From stage 3 to stage 1 or 2	162,699	30,340	8,897	(976,253)	(88,049)	(862,366)
Changes without inter-stage transfers	(4,711,118)	(1,807,636)	13,605	19,084	84,714	(6,401,351)
Newly originated financial commitments	10,261,085	536,553	1,024	205,915	44,672	11,049,249
Reimbursements	(3,974,354)	(609,641)	(2,639)	(352,378)	(7,049)	(4,946,061)
Write-offs	-	-	-	(274)	-	(274)
Foreign exchange differences	274,257	7,346	137	-	-	281,740
Inflation adjustment	(4,334,338)	(1,228,934)	(2,763)	(109,050)	(22,824)	(5,697,909)

Balances as of 09.30.25	16,546,053	5,619,726	5,051	825,118	40,327	23,036,275

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	12,461,634	3,046,813	7,747	345,508	672	15,862,374

Inter-stage Transfers:
From stage 1 to stage 2	(2,969,768)	7,392,411	5,634	-	-	4,428,277
From stage 2 to stage 1	2,361,939	(5,267,513)	(5,445)	-	-	(2,911,019)
From stage 1 or 2 to stage 3	(55,314)	(81,423)	(13)	1,223,971	99	1,087,320
From stage 3 to stage 1 or 2	47,601	19,674	7	(745,667)	(27,739)	(706,124)
Changes without inter-stage transfers	1,767,267	3,159,193	(42,140)	333,713	38,939	5,256,972
Newly originated financial commitments	22,207,936	879,173	72,499	176,193	-	23,335,801
Reimbursements	(5,584,721)	(1,330,766)	(12,854)	(296,496)	(62)	(7,224,899)
Write-offs	-	-	-	(1,631)	-	(1,631)
Foreign exchange differences	478,281	18,461	9,104	-	-	505,846
Inflation adjustment	(9,331,272)	(2,232,357)	(20,782)	(258,909)	(5,977)	(11,849,297)

Balances as of 12.31.24	21,383,583	5,603,666	13,757	776,682	5,932	27,783,620

44. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.
b)	By means of Communication “A” 6464, as amended and supplemented, the BCRA establishes the general procedure for the distribution of earnings. According to such procedure, distributions are allowed only if certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of September 30, 2025 amounts to 196,399,830.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDCOn1).

Pursuant to Communication "A" 8214, the BCRA provided that until December 31, 2025, financial institutions that have the BCRA's prior authorization may distribute earnings for up to 60% of the amount that would have corresponded to them in ten equal, monthly and consecutive installments (as from June 30, 2025 and not before the next to last business day of the following months). In addition, it established that the items used in determining the distributable earnings, and the amounts of the abovementioned installments should be computed in constant pesos as of the date of the Shareholders’ Meeting or as of the payment date of each installment, as applicable. Subsequently, by means of Communication "A" 8235, the BCRA established that financial institutions that resolve to distribute earnings within the framework of the provisions of Communication "A" 8214, should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 26, 2024, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 32,908,378 (87,403,324 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
–	To earmark 131,633,510 (349,613,295 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To earmark 264,227,685 (618,977,751 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends amounting to 264,227,685 (618,977,751 in restated amounts).

On May 3, 2024, the BCRA approved the distribution of 264,227,685 (618,977,751 in restated values) which were be paid as follows as established by Communications “A” 7997 and “A” 7999:

–	Non-resident shareholders: they were able to opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA. If they opted for the subscription of BOPREAL, the payment was made in Argentine pesos unless they had stated their intention to receive payment through the delivery of Argentine Treasury bonds in Argentine pesos adjusted by CER (benchmark stabilization coefficient) at 4.25% maturing on December 13, 2024 (“T5X4”).
–	Resident shareholders: it was paid in Argentine pesos unless they had stated their intention to receive the T5X4 bond. Resident shareholders were not allowed to subscribe BOPREAL.

Both the payment in T5X4 and in Argentine pesos were made in three installments on May 14, June 11 and July 11, 2024.

On April 23, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 70,648,487 (86,166,957 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Legal Reserve.
–	To earmark 282,593,950 (344,667,826 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Optional Reserve for future distribution of earnings.
–	To earmark 89,413,163 (109,053,589 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends for 89,413,163 (109,053,589 in restated amounts).

On May 12, 2025, the BCRA approved the distribution of 89,413,163 (109,053,589 in restated amounts), which were paid as established by Communications “A” 8214 and “A” 8235:

–	Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA.

If they did not opt for the subscription of BOPREAL, the payment to nonresident shareholders will be made in Argentine pesos.

–	Resident shareholders: payment to resident shareholders will be made in pesos.

The payment in BOPREAL was made on June 25, 2025 and on June 30, installment 1, on July 31, installment 2, on August 29, installment 3, on September 30, installment 4 and October 31, 2025, installment 5 of 10 was paid to resident shareholders, as of the date of publication of these Consolidated Financial Statements.

As of September 30, 2025, the amount of 21,884,138 recorded under Other nonfinancial liabilities refers to the remaining dividends payable approved by the meeting for fiscal 2024.

45. Restricted assets

As of September 30, 2025 and December 31, 2024, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	09.30.25	12.31.24

Argentine Treasury Bonds adjusted by CER. Maturity 2026	5,033	7,163

Total	5,033	7,163

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 1,013,280,834 and 564,662,359 as of September 30, 2025 and December 31, 2024, respectively (see Note 10).

46. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 25,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has a 9.6486% share of the corporate stock as of December 31, 2024 (BCRA Communication “B” 12955).

As of September 30, 2025 and 2024, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 15,946,912 and 9,230,235, respectively.

47. Minimum cash and minimum capital requirements

47.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.25	12.31.24

Balances at the BCRA
BCRA - Current account not restricted	1,815,343,654	924,057,782
BCRA - Special guarantee accounts - restricted (Note 10)	232,095,357	258,289,272
BCRA – Special pension accounts - restricted	86,212	-
	2,047,525,223	1,182,347,054

Government securities in pesos – At fair value through OCI (1)	1,851,820,617	2,442,842,058
Government securities in pesos – At amortized cost (1)	797,599,330	195,028,485
Government securities in pesos – At fair value through profit or loss (1)	101,137,500	-
TOTAL	4,798,082,670	3,820,217,597

(1) See detail of securities considered (identified with (1)), as of September 30, 2025, in Exhibit A to the consolidated financial statements.

The balances disclosed are consistent with those reported by the Bank.

47.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – Consolidated basis	09.30.25	12.31.24

Credit risk	(1,251,278,912)	(883,893,021)
Operational risk	(44,847,781)	(309,715,026)
Market risk	(4,760,670)	(3,055,998)

Paid-in	2,612,126,840	2,803,905,538

Surplus	1,311,239,477	1,607,241,493

48. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds (AAPICFCI) under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of September 30, 2025, it amounts to 752,325. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 376,162, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2026 as of September 30, 2025 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 5,725,353 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 901,950, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of September 30, 2025, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

On April 30, 2025, this subsidiary was registered by the CNV as a comprehensive settlement and clearing agent (ALyC) under section 12, Chapter II, Title VII, of CNV regulations (as amended in 2013), under No. 2,474. Consequently, it must have a minimum shareholders’ equity equivalent to 470,350 UVA adjustable by CER – Law No. 25,827 and a minimum liquid amount earmarked for the contra account of fifty percent (50%) of the minimum shareholders’ equity, which was paid in as detailed in the preceding paragraph. In the particular case of the Company, the minimum shareholders’ equity required to act as comprehensive settlement and clearing agent is higher, and to this, 50% of the minimum shareholders’ equity required to act as AAPICFCI is added, resulting in a total minimum shareholders’ equity of 705,350 UVA, which is lower than the Bank’s shareholders’ equity.

In accordance with the foregoing, the subsidiary complies with both requirements as of the date of presentation of these consolidated financial statements.

49. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

50. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of September 30, 2025 and December 31, 2024, the assets of Diagonal Trust amount to 2,427 and 2,961, respectively, considering their recoverable values.

Besides, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 5,095 as of September 30, 2025 and December 31, 2024, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 3,242,526 and 3,037,907 as of September 30, 2025 and December 31, 2024, respectively, and consist of cash, creditors' rights, real estate and shares.

51. Mutual funds

As of September 30, 2025 and December 31, 2024, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills for 1,412,244,622 and 2,251,618,522, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	09.30.25	12.31.24

FBA Renta Pesos	3,469,206,670	3,150,516,012
FBA Renta Fija Dólar I	184,446,927	108,097,678
FBA Horizonte	79,782,463	27,974,896
FBA Acciones Argentinas	63,461,812	152,073,844
FBA Bonos Argentina	60,306,389	29,970,345
FBA Ahorro Pesos	57,733,750	150,402,131
FBA Money Market Dólar	30,511,775	-
FBA Renta Fija Plus	17,343,778	46,663,994
FBA Acciones Latinoamericanas	12,087,762	11,623,714
FBA Renta Mixta	10,218,949	21,382,080
FBA Renta Fija Dólar Plus I	6,650,380	-
FBA Renta Publica I	4,255,044	7,375,970
FBA Bonos Globales	10,370	12,813
FBA Horizonte Plus	10,157	12,512
FBA Retorno Total I	2,361	3,544
FBA Gestión I	345	395
FBA Money Market Pesos Plus	-	-
	3,996,028,932	3,706,109,928

52. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers: Julio Lopez, Marcelo Canestri, Humberto Daniel De Luca, Mario Daniel Breno, Agustín Garicia, Gustavo Pedro Vitale, Eduardo Carlos Hombre, Ana Mercedes Pacheco, Carlos Alberto Klapproth, Ernesto Salgado, Adriana Lilian Olmedo, Estrella Blanca Fernandez, Francisco Meringolo, Daniela Vanesa Guevara, Marcelo Mozillo, Cintia Tamara Ortiz, Maria Elena Fridman, Maria Antonia Cejo Rial, Carlos Alberto Gonzalez, Johana Andrea Frezza, Haroldo Daniel Gramajo and Andrea Patricia Ramirez, who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal. On February 21, 2024, we were notified that the Argentine Supreme Court of Justice rejected the extraordinary appeal filed, declaring its inadmissibility. Therefore, the decision made by the Federal Court is final and is considered to be res judicata.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager (Alejandro Chiaradía) and (ii) an officer of the Area (Horacio Perotti). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•  “BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A.” Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414,526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The procedural status of the case is with the presentation of pleadings. With regard to transactions by individuals, in May the application of the principle of non-retroactivity of the more lenient criminal law was proposed by virtue of Communication “A” 8226 of the BCRA, dated April 11, 2025 and the case is now pending resolution.

•  “BBVA ARGENTINA S.A. Criminal tax summary proceedings filed by the BCRA.” Notified on September 24, 2025, and identified under No. 8,458, related to foreign exchange transactions conducted in alleged violation of the entity’s obligation to verify whether the foreign exchange transactions are genuine and reasonable and, on the other hand, to grant access to the foreign exchange market to prepay obligations to foreign entities more than three business days in advance of their maturity without prior approval from the BCRA, contrary to the provisions of BCRA Communiqué 'A' 6770. For the sake of subjective connection and procedural economy, the regulatory entity consolidates several cases. The infringement amount stands at USD 4,795,102. The defendants are Banco BBVA Argentina S.A. (30-50000319-3) and the following officials and employees: Rubén Lauriente and Noelia Sorbello. To date, the Bank is preparing the defense briefs.

The Group and its legal counsel believe that a reasonable interpretation of the applicable current regulations was made and do not expect any adverse financial effects in this regard.

53. Subsequent Events

Openpay Argentina S.A. – Capital contribution

On October 6, 2025, a capital contribution in the amount of 187,650 was made to Openpay Argentina S.A. This contribution is intended to provide working capital for the conduct of its activities. It should also be noted that, at the Shareholders’ Meeting held on the same date, 187,649,955 common, registered, non-endorsable shares, with a par value of ARS 1 each and one vote per share, were issued in favor of the Bank.

The Bank’s ownership interest did not change and, as of the date of the contribution, remained at 12.51% of the company.

Approval by the BCRA and the Department of Industry and Trade related to the acquisition of 50% of the capital stock of FCA Compañía Financiera S.A.

On November 5, 2025, the BCRA issued a resolution whereby it decided not to make any findings under section 15, Financial Institutions Law No. 21,526, to the changes in shareholding to be made in FCA Compañía Financiera S.A., whereby the Bank and Stellantis Financial Services Europe would become shareholders, each with an equity interest of 50% (fifty percent) in the capital stock and voting rights of FCA CF upon performing the transaction involving the actual transfer of 100% of FCA CF’s capital stock from Fidis S.p.A. and FCA Automobiles Argentina S.A. in favor of the new shareholders.

In addition, on November 6, 2025, based on the recommendation of the Comisión Nacional de Defensa de la Competencia (Argentine anti-trust board), the Department of Industry and Trade authorized the economic concentration consisting of the acquisition of the joint control over FCA Compañía Financiera S.A. by the new shareholders under section 14(a), Law No. 27,442 (see note 2(2) Basis of consolidation).

Issuance of the Bank’s Corporate Bonds – Class 36 (Additional) and 38

In November 2025, the Bank issued corporate bonds under the following conditions:

Issue conditions
Series	36 (Additional)	38
Term	6.5 months	12 months
Currency	Argentine Pesos
Amortization	Bullet
Payment of interest	Quarterly

No other events or transactions have occurred between period-end and the date of these interim condensed consolidated financial statements which may significantly affect the Entity's financial position or results of operations as of September 30, 2025.

54. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	09.30.25	12.31.24	no options	Options	position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities – In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-28-2025 (1)	9326	101,282,740	1	101,282,740	-	101,282,740	-	101,282,740
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	1,024,708	1	1,024,708	-	1,024,708	-	1,024,708
Treasury Bonds in pesos adjusted by Cer. Maturity 10-30-2026	9313	562,163	1	562,163	-	562,163	-	562,163
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-10-2025	9324	382,956	1	382,956	-	382,956	-	382,956
Argentine Treasury Bond in pesos at Dual rate. Maturity 09-15-2026	9321	247,216	1	247,216	-	247,216	-	247,216
Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026	9323	224,727	1	224,727	-	224,727	-	224,727
Argentine Treasury Bond in Pesos adjusted by CER. Maturity 06-30-2026	9240	101,910	1	101,910	-	101,910	-	101,910
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026	9319	62,353	1	62,353	-	62,353	-	62,353
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	48,452	1	48,452	-	48,452	-	48,452
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 10-31-2025	9312	43,663	1	43,663	9,043,718	43,663	-	43,663
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	4,971	1	4,971	1,246,652	4,971	-	4,971
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026	9320	4,069	1	4,069	-	4,069	-	4,069
Argentine Treasury Bond in Pesos at Fixed Rate. Maturity 05-30-2030	9334	2,158	1	2,158	-	2,158	-	2,158
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2027	9250	235	1	235	-	235	-	235
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	-	1	-	55,643,782	-	-	-
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	9257	-	1	-	14,340,966	-	-	-
Argentine Treasury Bond Capitalizable. Maturity 02-13-2026	9314	-	1	-	8,136,579	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	4,796,848	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025	9303	-	1	-	3,921,848	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-15-2025	9308	-	1	-	2,672,465	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	9283	-	2	-	2,495,835	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	2,465,408	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	2,342,050	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	2,208,530	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	1,459,364	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	548,274	-	-	-
Treasury Bill Capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	254,345	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	173,193	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER 4.25%. Maturity 02-14-2025	9179	-	1	-	96,982	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	33,510	-	-	-

Subtotal Government Securities - In pesos		103,992,321		103,992,321	111,880,349	103,992,321	-	103,992,321

Government Securities – In foreign currency

Argentine Treasury Bills in USD Zero Coupon. Maturity 10-31-2025	9337	112,721,145	1	112,721,145	-	112,721,145	-	112,721,145
Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	9327	53,152,372	1	53,152,372	-	53,152,372	-	53,152,372
Dollar-linked Argentine Treasury Bond Zero coupon. Maturity 12-15-2025	9282	8,042,509	1	8,042,509	-	8,042,509	-	8,042,509
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	57,865	1	57,865	80,764	57,865	-	57,865

Subtotal Government Securities – In foreign currency		173,973,891		173,973,891	80,764	173,973,891	-	173,973,891

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		277,966,212		277,966,212	111,961,113	277,966,212	-	277,966,212

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	09.30.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Debt Securities - In pesos

Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	459,746,177	1	459,746,177	481,650,094	459,746,177	-	459,746,177
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025 (1)	9248	304,872,454	1	304,872,454	299,498,804	304,872,454	-	304,872,454
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026 (1)	9319	200,017,081	1	200,017,081	-	200,017,081	-	200,017,081
Treasury Bonds in pesos adjusted by Cer. Maturity 10-30-2026 (1)	9313	180,105,244	1	180,105,244	-	180,105,244	-	180,105,244
Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026 (1)	9323	159,495,350	1	159,495,350	-	159,495,350	-	159,495,350
Argentine Treasury Bond in pesos at Dual rate. Maturity 09-15-2026 (1)	9321	152,239,434	1	152,239,434	-	152,239,434	-	152,239,434
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	151,798,633	1	151,798,633	174,574,211	151,798,633	-	151,798,633
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-10-2025	9324	72,000,227	1	72,000,227	-	72,000,227	-	72,000,227
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026 (1)	9320	65,116,532	1	65,116,532	-	65,116,532	-	65,116,532
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-27-2026 (1)	9346	60,000,000	2	60,000,000	-	60,000,000	-	60,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-30-2026 (1)	9351	50,200,000	2	50,200,000	-	50,200,000	-	50,200,000
Argentine Treasury Bond Capitalizable in Pesos. Maturity 12-15-2025 (1)	9310	49,951,680	1	49,951,680	160,689,874	49,951,680	-	49,951,680
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	9240	28,206,958	1	28,206,958	32,259,342	28,206,958	-	28,206,958
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2027	9250	26,363,216	1	26,363,216	-	26,363,216	-	26,363,216
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 03-31-2027	9264	17,125,165	1	17,125,165	-	17,125,165	-	17,125,165
Argentine Treasury Bond in Pesos at Fixed Rate. Maturity 05-30-2030	9334	5,401,179	1	5,401,179	-	5,401,179	-	5,401,179
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	2,129,677	1	2,129,677	7,535,038	2,129,677	-	2,129,677
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	302,579,540	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	300,161,882	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	197,905,618	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025	9305	-	1	-	189,586,309	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	-	1	-	156,382,042	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025	9306	-	1	-	78,698,399	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025	9288	-	1	-	77,936,113	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	70,831,608	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	43,102,696	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	39,730,343	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-12-2025	9301	-	1	-	39,730,343	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	38,449,702	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	36,452,513	-	-	-
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	-	1	-	22,784,507	-	-	-
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	-	1	-	7,336,240	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	1,023,293	-	-	-

Subtotal Government Securities - In pesos		1,984,769,007		1,984,769,007	2,758,898,511	1,984,769,007	-	1,984,769,007

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	09.30.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES (Continued)

BCRA Notes – In foreign currency
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series C)	9236	-	2	-	13,392,479	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series D)	9237	-	2	-	13,136,854	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series A)	9234	-	2	-	9,605,738	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series B)	9235	-	2	-	9,112,895	-	-	-

Subtotal BCRA Notes – In foreign currency		-		-	45,247,966	-	-	-

Private Securities – In pesos

Corporate Bond Mercado Pago Series 1 in Pesos at TAMAR floating rate. Maturity 07-18-2026	58794	6,444,360	1	6,444,360	-	6,444,360	-	6,444,360
Corporate Bond Fiat Compañía Financiera Series 20 in Pesos. Maturity 03-01-2026	58274	1,269,882	3	1,269,882	2,467,563	1,269,882	-	1,269,882
Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	-	3	-	331,631	-	-	-
Corporate Bond Bco de Serv. Financieros Cl. 24 in Pesos at Floating Rate. Maturity 02-02-2025	57560	-	3	-	259,996	-	-	-
Corporate Bond New San S.A. in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	-	3	-	208,674	-	-	-
Corporate Bond Refi Pampa Series 2 in Pesos Uva. Maturity 05-06-2025	56123	-	3	-	132,046	-	-	-

Subtotal Private Securities – In pesos		7,714,242		7,714,242	3,399,910	7,714,242	-	7,714,242

Private Securities – In foreign currency

Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	3,963,649	2	3,963,649	3,517,032	3,963,649	-	3,963,649
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 03-05-2028	58507	3,177,306	1	3,177,306	-	3,177,306	-	3,177,306
Corporate Bond Petroquímica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	58155	3,108,977	2	3,108,977	3,109,389	3,108,977	-	3,108,977
Corporate Bond 360 Energy Solar S.A. Series 4 in USD at a fixed interest rate. Maturity 10-30-2027	58187	2,494,015	1	2,494,015	3,253,681	2,494,015	-	2,494,015
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	2,486,810	2	2,486,810	2,510,787	2,486,810	-	2,486,810
Corporate Bond CAPEX S.A. Series 10 in USD. Maturity 07-05-2027	57880	2,383,380	1	2,383,380	2,011,508	2,383,380	-	2,383,380
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,335,885	1	2,335,885	2,583,006	2,335,885	-	2,335,885
Corporate Bond CAPEX S.A. Series 11 in USD. Maturity 06-17-2028	58728	2,049,875	2	2,049,875	-	2,049,875	-	2,049,875
Corporate Bond YPF S.A. Series 35 in USD at fixed rate. Maturity 02-27-2027	58484	1,653,019	1	1,653,019	-	1,653,019	-	1,653,019
Corporate Bond Petroquímica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,427,141	1	1,427,141	1,233,475	1,427,141	-	1,427,141
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	57639	1,330,820	2	1,330,820	1,241,004	1,330,820	-	1,330,820
Corporate Bond Petroquímica Comodoro Rivadavia S.A. Series T in USD. Maturity 07-21-2028	58798	1,325,586	2	1,325,586	-	1,325,586	-	1,325,586
Corporate Bond Ledesma Series 15 in USD at fixed rate. Maturity 10-04-2027	58426	385,376	1	385,376	-	385,376	-	385,376
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	-	2	-	5,103,130	-	-	-
Corporate Bond Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	-	2	-	3,803,224	-	-	-
Corporate Bond YPF Series 32 in USD. Maturity 10-10-2028	58129	-	2	-	3,714,084	-	-	-
Corporate Bond YPF Series 29 in USD. Maturity 05-28-2026	57774	-	2	-	2,531,370	-	-	-
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	-	2	-	2,499,472	-	-	-
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	-	2	-	2,124,991	-	-	-
Corporate Bond YPF Series 33 in USC. Maturity 10-10-2028	58130	-	2	-	1,886,669	-	-	-
Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	-	2	-	1,281,181	-	-	-

Subtotal Private Securities – In foreign currency		28,121,839		28,121,839	42,404,003	28,121,839	-	28,121,839

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		2,020,605,088		2,020,605,088	2,849,950,390	2,020,605,088	-	2,020,605,088

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	09.30.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities – In pesos

Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 01-16-2026 (1)	9342	528,960,000	2	451,768,373	-	451,768,373	-	451,768,373
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 11-28-2025 (1)	9344	324,000,000	2	318,418,197	-	318,418,197	-	318,418,197
Argentine Treasury Bonds in Pesos. Maturity 05-23-2027 (1)	9132	16,906,260	2	16,927,422	29,320,068	16,927,422	-	16,927,422
Argentine Treasury Bonds in Pesos at Private Badlar Rate 0.7%. Maturity 11-23-2027 (1)	9166	10,473,050	2	10,485,338	12,650,791	10,485,338	-	10,485,338
Argentine Treasury Bonds in Pesos. Maturity 08-23-2025	9196	-	2	-	153,057,626	-	-	-

Subtotal Government Securities - In pesos		880,339,310		797,599,330	195,028,485	797,599,330	-	797,599,330

TOTAL SECURITIES AT AMORTIZED COST		880,339,310		797,599,330	195,028,485	797,599,330	-	797,599,330

TOTAL OTHER DEBT SECURITIES		2,900,944,398		2,818,204,418	3,044,978,875	2,818,204,418	-	2,818,204,418

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		4,590,608	1	4,590,608	7,394,720	4,590,608	-	4,590,608
Share Banco de Valores de Bs. As.		1,414,337	1	1,414,337	2,551,750	1,414,337	-	1,414,337
Other		31,275	1	31,275	-	31,275	-	31,275

Subtotal Private Securities - In pesos		6,036,220		6,036,220	9,946,470	6,036,220	-	6,036,220

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		6,036,220		6,036,220	9,946,470	6,036,220	-	6,036,220

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)		3,145,113	1	3,145,113	1,234,031	3,145,113	-	3,145,113
Compensadora Electrónica S.A.		4,345,699	3	4,345,699	2,972,297	4,345,699	-	4,345,699
Seguro de Depósitos S.A.		334,806	3	334,806	327,198	334,806	-	334,806
Other		11,318	3	11,318	18,339	11,318	-	11,318

Subtotal Private Securities - In pesos		7,836,936		7,836,936	4,551,865	7,836,936	-	7,836,936

Foreign:
Private Securities – In foreign currency

Banco Latinoamericano de Exportaciones S.A.		1,270,351	2	1,270,351	897,636	1,270,351	-	1,270,351
Other		60,146	2	60,146	42,095	60,146	-	60,146

Subtotal Private Securities – In foreign currency		1,330,497		1,330,497	939,731	1,330,497	-	1,330,497

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		9,167,433		9,167,433	5,491,596	9,167,433	-	9,167,433

TOTAL EQUITY INSTRUMENTS		15,203,653		15,203,653	15,438,066	15,203,653	-	15,203,653

(1) It represents securities fully or partially computed for minimum cash requirements as of September 30, 2025, Note 47.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

Account	09.30.25	12.31.24

COMMERCIAL PORTFOLIO

Normal performance	5,759,228,882	4,470,898,965
Preferred collaterals and counter-guarantees “A”	6,369,251	11,192,467
Preferred collaterals and counter-guarantees “B”	79,905,664	14,657,202
No preferred guarantees or counter guarantees	5,672,953,967	4,445,049,296

With special follow up	3,151,147	-

Under observation	3,151,147	-
No preferred guarantees or counter guarantees	3,151,147	-

Troubled	4,546,826	4,063,911
No preferred guarantees or counter guarantees	4,546,826	4,063,911

With high risk of insolvency	935,441	421,194
Preferred collaterals and counter-guarantees “B”	-	333
No preferred guarantees or counter guarantees	935,441	420,861

Uncollectible	418,053	35,516
No preferred guarantees or counter guarantees	418,053	33,516
TOTAL	5,768,280,349	4,475,419,586

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

Account	09.30.25	12.31.24

CONSUMER AND HOUSING PORTFOLIO

Normal performance	6,781,955,504	5,063,024,837
Preferred collaterals and counter-guarantees “A”	2,123,983	1,334,721
Preferred collaterals and counter-guarantees “B”	896,482,864	507,202,065
No preferred guarantees or counter guarantees	5,883,348,657	4,554,488,051

Low risk	240,289,696	71,849,081
Preferred collaterals and counter-guarantees “B”	12,434,865	7,077,344
No preferred guarantees or counter guarantees	227,854,831	64,771,737

Low risk – with special follow-up	6,959,025	2,856,311
No preferred guarantees or counter guarantees	6,959,025	2,856,311

Medium risk	237,042,025	56,039,426
Preferred collaterals and counter-guarantees “B”	3,592,537	1,090,474
No preferred guarantees or counter guarantees	233,449,488	54,948,952

High risk	176,147,385	43,093,453
Preferred collaterals and counter-guarantees “B”	9,901,151	2,315,569
No preferred guarantees or counter guarantees	166,246,234	40,777,884

Uncollectible	14,067,921	5,802,346
Preferred collaterals and counter-guarantees “A”	344	132
Preferred collaterals and counter-guarantees “B”	2,559,755	723,874
No preferred guarantees or counter guarantees	11,507,822	5,078,340

TOTAL	7,456,461,556	5,242,665,454

GRAND TOTAL	13,224,741,905	9,718,085,040

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	09.30.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,544,452,096	11.68%	1,308,632,975	13.47%
50 following largest customers	1,758,504,154	13.30%	1,218,865,260	12.54%
100 following largest customers	1,135,671,424	8.59%	744,124,008	7.66%
All other customers	8,786,114,231	66.43%	6,446,462,797	66.33%

TOTAL	13,224,741,905	100.00%	9,718,085,040	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	3,678,696	8,516	12,774	25,548	42,580	-	3,768,114

Financial Sector	-	60,301,915	27,418,838	43,326,904	88,012,613	103,746,119	1,398,794	324,205,183

Non-financial Private Sector and Residents Abroad	394,087,482	4,674,773,305	2,369,328,587	1,645,546,350	1,648,878,677	1,677,727,540	3,232,388,567	15,642,730,508

TOTAL	394,087,482	4,738,753,916	2,396,755,941	1,688,886,028	1,736,916,838	1,781,516,239	3,233,787,361	15,970,703,805

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)(1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	1,122,923	10,387	15,580	31,160	62,320	36,353	1,278,723

Financial Sector	-	29,535,960	13,618,331	13,618,443	25,329,478	31,629,509	66,547	113,798,268
Non-financial Private Sector and Residents Abroad	94,149,609	3,560,354,534	1,819,169,186	1,437,741,187	1,065,197,696	1,188,652,708	2,271,602,893	11,436,867,813

TOTAL	94,149,609	3,591,013,417	1,832,797,904	1,451,375,210	1,090,558,334	1,220,344,537	2,271,705,793	11,551,944,804

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	09.30.25		12.31.24
	Debt balance	% over total portfolio	Debt balance	% over Debt portfolio
Number of customers

10 largest customers	3,245,815,903	21.14%	2,094,889,796	17.30%

50 following largest customers	2,341,414,151	15.25%	1,761,680,332	14.55%

100 following largest customers	791,962,438	5.16%	559,064,272	4.62%

All other customers	8,977,576,647	58.45%	7,695,173,077	63.53%

TOTAL	15,356,769,139	100.00%	12,110,807,477	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	13,670,315,894	1,513,537,747	224,034,769	348,381,266	71,549	-	15,756,341,225
Non-financial Government sector	251,696,402	65,465,210	-	-	-	-	317,161,612
Financial Sector	7,194,993	-	-	-	-	-	7,194,993
Non-financial Private Sector and Residents Abroad	13,411,424,499	1,448,072,537	224,034,769	348,381,266	71,549	-	15,431,984,620
Derivative instruments	74,163,239	-	-	-	-	-	74,163,239
Repo transactions and surety bonds	300,565,382	-	-	-	-	-	300,565,382
Argentine Central Bank	50,400,311	-	-	-	-	-	50,400,311
Other financial institutions	250,165,071	-	-	-	-	-	250,165,071
Other financial liabilities	1,632,729,826	853,365	1,216,115	2,128,983	2,765,523	25,558,102	1,665,251,914
Financing received from the BCRA and other financial institutions	162,117,147	82,056,627	191,563,015	115,507,814	62,170,396	783,695	614,198,694
Corporate bonds issued	18,824,635	5,971,700	141,761,428	243,911,378	2,905,684	-	413,374,825

TOTAL	15,858,716,123	1,602,419,439	558,575,327	709,929,441	67,913,152	26,341,797	18,823,895,279

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	11,212,581,975	733,493,973	316,520,267	54,886,108	3,921	-	12,317,486,244
Non-financial Government sector	147,280,025	606,211	-	-	-	-	147,886,236
Financial Sector	5,277,682	-	-	-	-	-	5,277,682
Non-financial Private Sector and Residents Abroad	11,060,024,268	732,887,762	316,520,267	54,886,108	3,921	-	12,164,322,326
Derivatives	4,706,213	-	-	-	-	-	4,706,213
Other financial liabilities	1,458,294,732	993,079	1,425,352	2,415,427	3,855,424	25,331,321	1,492,315,335
Financing received from the BCRA and other financial institutions	115,641,498	48,448,282	28,061,494	77,140,592	22,100,708	1,238	291,393,812
Corporate bonds issued	1,547,133	963,509	13,928,956	127,307,267	7,734,890	-	151,481,755
TOTAL	12,792,771,551	783,898,843	359,936,069	261,749,394	33,694,943	25,332,559	14,257,383,359

	(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 09.30.25

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	27,783,620	950,564	(1)(3)	-	-	(5,697,909)	23,036,275

	- For administrative, disciplinary and criminal penalties	6,098	-		-	-	(1,098)	5,000

	- Provisions for termination plans	2,134,845	967,239		-	-	(438,955)	2,663,129

	- Other	27,519,211	12,051,155	(2)	893,489	8,476,330	(5,447,100)	24,753,447

	TOTAL PROVISIONS	57,443,774	13,968,958		893,489	8,476,330	(11,585,062)	50,457,851

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 22,700 for exchange differences in foreign currency for contingent commitments

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.24

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	15,862,374	23,782,739	(1)(3)	-	-	(11,861,493)	27,783,620

	- For administrative, disciplinary and criminal penalties	13,280	-		-	-	(7,182)	6,098

	- Provisions for termination plans	2,045,357	1,377,935		-	-	(1,288,447)	2,134,845

	- Other	37,120,467	33,025,105	(2)	1,196,450	7,107,625	(34,322,286)	27,519,211

	TOTAL PROVISIONS	55,041,478	58,185,779		1,196,450	7,107,625	(47,479,408)	57,443,774

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 43,894 for exchange differences in foreign currency for contingent commitments

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.24	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 09.30.25

Other financial assets	2,203,287	(305,777)	-	694,273	(432,077)	2,159,706

Loans and other financing	193,733,558	11,568,665	32,282,433	251,388,470	(55,914,519)	433,058,607
Other financial institutions	2,398,752	1,683,682	580,025	(206,341)	(1,929,822)	2,526,296
Non-financial Private Sector and Residents Abroad	191,334,806	9,884,983	31,702,408	251,594,811	(53,984,697)	430,532,311
Overdrafts	8,133,851	192,176	119,179	7,161,465	(2,008,369)	13,598,302
Instruments	15,691,633	(6,382,379)	1,412,878	6,814,865	(3,062,726)	14,474,271
Mortgage loans	10,959,754	981,332	2,926,618	2,520,267	(2,325,507)	15,062,464
Pledge loans	2,551,125	668,961	587,537	8,206,993	(1,072,075)	10,942,541
Consumer loans	56,173,904	10,763,177	18,364,752	110,568,082	(18,879,200)	176,990,715
Credit cards	83,409,657	2,768,601	8,331,960	99,825,381	(22,812,932)	171,522,667
Finance leases	757,258	126,124	224,336	176,330	(163,575)	1,120,473
Other	13,657,624	766,991	(264,852)	16,321,428	(3,660,313)	26,820,878

Other debt securities	191,302	(50,319)	-	-	(26,673)	114,310

Contingent commitments	27,783,620	(503,192)	1,239,051	214,705	(5,697,909)	23,036,275

TOTAL ALLOWANCES	223,911,767	10,709,377	33,521,484	252,297,448	(62,071,178)	458,368,898

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.23	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.24

Other financial assets	3,768,657	(54,641)	-	631,422	(2,142,151)	2,203,287

Loans and other financing	120,637,880	54,661,765	22,015,582	81,152,786	(84,734,455)	193,733,558
Other financial institutions	2,604,543	4,161,976	209,385	(30,116)	(4,547,036)	2,398,752
Non-financial Private Sector and Residents Abroad	118,033,337	50,499,789	21,806,197	81,182,902	(80,187,419)	191,334,806
Overdrafts	9,122,982	3,278,010	(454,801)	2,784,337	(6,596,677)	8,133,851
Instruments	10,211,288	11,808,246	365,708	121,068	(6,814,677)	15,691,633
Mortgage loans	8,784,765	363,677	2,613,719	6,000,185	(6,802,592)	10,959,754
Pledge loans	1,763,416	435,901	362,666	1,052,716	(1,063,574)	2,551,125
Consumer loans	25,658,636	11,939,714	6,784,215	30,229,780	(18,438,441)	56,173,904
Credit cards	50,744,044	22,764,925	11,022,822	35,731,333	(36,853,467)	83,409,657
Finance leases	1,262,619	167,061	42,725	87,760	(802,907)	757,258
Other	10,485,587	(257,745)	1,069,143	5,175,723	(2,815,084)	13,657,624

Other debt securities	260,358	113,970	-	-	(183,026)	191,302

Contingent commitments	15,862,374	18,253,221	4,816,002	701,320	(11,849,297)	27,783,620

TOTAL ALLOWANCES	140,529,269	72,974,315	26,831,584	82,485,528	(98,908,929)	223,911,767

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	09.30.25	12.31.24

ASSETS

Cash and deposits in banks	4	3,820,112,983	3,435,621,073

Cash		871,377,306	2,173,141,111
Financial institutions and correspondents		2,948,735,677	1,262,479,962
BCRA		1,815,429,866	924,057,782
Other in the country and abroad		1,133,305,811	338,422,180

Debt securities at fair value through profit or loss	5 and A	263,821,661	111,609,786

Derivative instruments	6	57,685,698	12,030,045

Other financial assets	8	229,663,032	306,685,606

Loans and other financing	9	12,060,049,351	8,836,508,272

Non-financial Government sector		3,718,011	1,176,637
Other financial institutions		430,429,541	194,078,379
Non-financial Private Sector and Residents Abroad		11,625,901,799	8,641,253,256

Other debt securities	10 and A	2,818,204,418	3,044,978,875

Financial assets pledged as collateral	11	1,013,265,873	564,658,748

Current income tax assets	12.1	115,478	55,102,682

Investments in equity instruments	13 and A	15,203,653	15,438,066

Investments in subsidiaries and associates	14	168,298,745	119,381,422

Property and equipment	15	813,781,063	788,099,252

Intangible assets	16	101,237,871	83,694,513

Deferred income tax assets	12.3	101,399,678	21,556,673

Other non-financial assets	17	267,954,852	268,132,929

Non-current assets held for sale	18	3,852,896	4,573,276

TOTAL ASSETS		21,734,647,252	17,668,071,218

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	09.30.25	12.31.24

LIABILITIES

Deposits	19 and H	15,415,005,540	12,149,857,304

Non-financial Government sector		301,642,244	147,108,344
Financial Sector		13,411,126	48,078,932
Non-financial Private Sector and Residents Abroad		15,099,952,170	11,954,670,028

Derivative instruments	6	74,163,239	4,706,213
Repo transactions and surety bonds	7	300,565,382	-

Other financial liabilities	21	1,598,528,539	1,452,635,173

Financing received from the BCRA and other financial institutions	22	233,346,977	54,624,844

Corporate bonds issued	23	365,631,392	95,820,519

Provisions	J	50,321,989	57,327,086

Other non-financial liabilities	24	776,786,604	707,768,807

TOTAL LIABILITIES		18,814,349,662	14,522,739,946

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,102,512,489	1,102,512,489
Reserves		1,866,598,978	1,544,817,784
Other accumulated comprehensive loss		(238,027,420)	59,808,532
Income for the period / year		181,855,859	430,834,783

TOTAL EQUITY		2,920,297,590	3,145,331,272

TOTAL LIABILITIES AND EQUITY		21,734,647,252	17,668,071,218

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE INTERIM THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 and 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Interest income	26	1,241,798,338	3,264,086,617	965,598,609	4,537,540,187
Interest expense	27	(689,600,099)	(1,545,634,675)	(379,886,636)	(1,648,391,370)

Net interest income		552,198,239	1,718,451,942	585,711,973	2,889,148,817

Commission income	28	191,519,240	545,091,899	161,155,982	468,434,670
Commission expense	29	(71,396,080)	(250,371,536)	(80,737,443)	(243,075,382)

Net commission income		120,123,160	294,720,363	80,418,539	225,359,288

Net income from measurement of financial instruments at fair value through profit or loss	30	16,611,343	96,415,384	36,804,622	129,944,431
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	31	(3,426,742)	86,293,464	72,918,923	203,338,614
Foreign exchange and gold gains	32	61,754,872	129,254,150	9,052,673	57,661,542
Other operating income	33	72,196,701	157,244,665	37,218,117	128,117,260
Impairment of financial assets	34	(208,178,185)	(466,132,410)	(52,718,778)	(158,958,354)

Net operating income		611,279,388	2,016,247,558	769,406,069	3,474,611,598

Personnel benefits	35	(144,224,169)	(425,031,698)	(129,382,038)	(443,485,374)
Administrative expenses	36	(143,418,278)	(458,461,601)	(159,820,288)	(508,977,000)
Asset depreciation and impairment	37	(24,565,476)	(72,509,768)	(21,560,312)	(65,611,756)
Other operating expenses	38	(165,325,790)	(480,224,956)	(94,327,728)	(411,260,967)

Operating income		133,745,675	580,019,535	364,315,703	2,045,276,501

Income from associates and joint ventures		16,368,237	50,880,158	7,169,468	15,288,000
Loss on net monetary position		(101,604,833)	(367,199,945)	(212,348,506)	(1,547,454,758)

Income before income tax		48,509,079	263,699,748	159,136,665	513,109,743

Income tax	12.4	(13,422,929)	(81,843,889)	(27,810,794)	(156,859,943)

Net income for the period		35,086,150	181,855,859	131,325,871	356,249,800
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE INTERIM NINE MONTH PERIODS ENDED SEPTEMBER 30, 2025 and 2024

EARNINGS PER SHARE

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	09.30.25	09.30.24

Numerator:

Net income attributable to owners of the Parent	181,855,859	356,249,800
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	181,855,859	356,249,800

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	296.8057	581.4329
Diluted earnings per share (stated in pesos) (1)	296.8057	581.4329

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE INTERIM THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 and 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Note	Quarter ended as of 09.30.25	Accumulated as of 09.30.25	Quarter as of 09.30.24	Accumulated as of 09.30.24

Net income for the period		35,086,150	181,855,859	131,325,871	356,249,800

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Share in Other Comprehensive Income from associates and joint ventures at equity method		—	12	(57,144)	(831,796)

		—	12	(57,144)	(831,796)

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(257,584,947)	(375,853,902)	(101,235,604)	(489,484,169)
Adjustment for reclassification for the period		3,426,742	(86,293,464)	(7,919,680)	(136,084,740)
Income tax	12.4	88,955,371	161,751,578	12,549,334	255,765,366

		(165,202,834)	(300,395,788)	(96,605,950)	(369,803,543)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the period from equity instruments at fair value through OCI		(464,534)	2,559,824	401,012	180,378

		(464,534)	2,559,824	401,012	180,378

Total Other Comprehensive Income/(loss) for the period		(165,667,368)	(297,835,952)	(96,262,082)	(370,454,961)

Total Comprehensive Income		(130,581,218)	(115,980,093)	35,063,789	(14,205,161)
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2025
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding Shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	1,102,512,489	59,808,544	(12)	795,932,169	748,885,615	430,834,783	3,145,331,272

Total comprehensive income for the year
- Net income for the period	-	-	-	-	-	-	-	181,855,859	181,855,859
- Other comprehensive income/(loss) for the period	-	-	-	(297,835,964)	12	-	-	-	(297,835,952)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 23, 2025 (Note 44 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	86,166,957	-	(86,166,957)	-
Other	-	-	-	-	-	-	344,667,826	(344,667,826)	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 23 and by the BCRA, on May 12, 2025 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	-	(109,053,589)	-	(109,053,589)

Balances at fiscal period end	612,710	6,744,974	1,102,512,489	(238,027,420)	-	882,099,126	984,499,852	181,855,859	2,920,297,590

(1) Corresponds to $ 145.93 (in nominal values) per share.
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2024
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income		Reserves
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the period	612,710	6,744,974	1,102,512,489	459,270,411	1,793,353	708,528,845	1,018,250,071	437,016,619	3,734,729,472

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	356,249,800	356,249,800
- Other comprehensive income/(loss) for the period	-	-	-	(369,623,165)	(831,796)	-	-	-	(370,454,961)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 26, 2024 (Note 44 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	87,403,324	-	(87,403,324)	-
Other	-	-	-	-	-	-	349,613,295	(349,613,295)	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 26, by the BCRA, on May 3 and by the Board of Directors’ Meeting on May 6, 2024 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	-	(618,977,751)	-	(618,977,751)

Balances at fiscal period-end	612,710	6,744,974	1,102,512,489	89,647,246	961,557	795,932,169	748,885,615	356,249,800	3,101,546,560
(1) Corresponds to $ 431.24 (in nominal values) per share.
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	09.30.25	09.30.24

Income before income tax	263,699,748	513,109,743

Adjustment for total monetary income for the period	367,199,945	1,547,454,758

Adjustments to obtain cash flows from operating activities:	228,849,293	869,243,336

Depreciation and amortization	72,509,768	65,611,756
Impairment of financial assets	466,132,410	158,958,354
Effect of foreign exchange changes on cash and cash equivalents	(284,578,129)	647,450,743
Other adjustments	(25,214,756)	(2,777,517)

Net decreases from operating assets:	(7,322,011,469)	(7,405,781,633)

Debt securities at fair value through profit or loss	(240,119,944)	182,046,228
Derivative instruments	(48,275,481)	3,037,689
Repo transactions and surety bonds	-	1,304,216,968
Loans and other financing	(5,698,903,445)	(5,212,228,209)
Non-financial government sector	(2,990,616)	(2,714,212)
Other financial institutions	(289,521,871)	(110,805,034)
Non-financial private sector and residents abroad	(5,406,390,958)	(5,098,708,963)
Other debt securities	(783,063,927)	(3,403,247,446)
Financial assets pledged as collateral	(547,719,531)	61,658,793
Investments in equity instruments	979,734	(4,737,510)
Other assets	(4,908,875)	(336,528,146)

Net increases from operating liabilities:	6,853,107,386	8,205,478,885

Deposits	5,857,887,776	7,707,214,651
Non-financial Government sector	194,861,633	315,913,593
Financial sector	(31,779,088)	14,321,737
Non-financial Private Sector and Residents Abroad	5,694,805,231	7,376,979,321
Liabilities at fair value through profit or loss	-	(20,092,873)
Derivative instruments	73,054,954	5,097,210
Repo transactions and surety bonds	300,565,382	10,161,296
Other liabilities	621,599,274	503,098,601

Income tax paid	-	(329,507,107)

Total cash flows generated by operating activities	390,844,903	3,399,997,982

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	09.30.25	09.30.24

Cash flows from investing activities

Payments:	(106,174,630)	(44,633,365)

Purchase of property and equipment, intangible assets and other assets	(104,748,621)	(43,695,123)
Other payments related to investing activities	(1,426,009)	(938,242)

Collections:	3,397,788	21,427,453

Other collections related to investing activities	3,397,788	21,427,453

Total cash flows used in investing activities	(102,776,842)	(23,205,912)

Cash flows from financing activities

Payments:	(21,029,904)	(122,758,364)

Dividends	(9,939,792)	(110,512,831)
Payment of lease liabilities	(11,090,112)	(12,245,533)

Collections:	442,581,669	81,542,121

Non-subordinated corporate bonds	264,002,714	32,280,439
Financing from local financial institutions	42,592,144	652,397
Other collections related to financing activities	135,986,811	48,609,285

Total cash flows generated by / (used in) financing activities	421,551,765	(41,216,243)

Effect of exchange rate changes on cash and cash equivalents	284,578,129	(647,450,743)
Effect of net monetary income/(loss) of cash and cash equivalents	(609,706,045)	(1,748,232,126)

Total changes in cash flows	384,491,910	939,892,958
Restated cash and cash equivalents at the beginning of the year (Note 4)	3,435,621,073	3,032,605,807
Cash and cash equivalents at fiscal period-end (Note 4)	3,820,112,983	3,972,498,765

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these separate condensed interim financial statements:

(1)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of September 30, 2025 and December 31, 2024, its shareholders’ equity would have been reduced by 3,244,356 and 6,226,279, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS Accounting Standards as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Reporting”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read in conjunction with the financial statements as of December 31, 2024. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2024 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

–	General information (Note 1 to the consolidated condensed interim financial statements)

–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated condensed interim financial statements)

–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated condensed interim financial statements)

–	Comparative information (Note 2.1.4. to the consolidated condensed interim financial statements)

–	Measuring unit (Note 2.1.5. to the consolidated condensed interim financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
–	Transcription to the books (Note 2.7. to the consolidated condensed interim financial statements)
–	Provisions (Note 23 to the consolidated condensed interim financial statements)
–	Share capital (Note 26 to the consolidated condensed interim financial statements)
–	Fair values of financial instruments (Note 40 to the consolidated condensed interim financial statements)
–	Segment reporting (Note 41 to the consolidated condensed interim financial statements)
–	Related parties (Note 42 to the consolidated condensed interim financial statements)
–	Financial instruments risks (Note 43 to the consolidated condensed interim financial statements)
–	Restrictions to the distribution of earnings (Note 44 to the consolidated condensed interim financial statements)
–	Banking deposits guarantee insurance system (Note 46 to the consolidated condensed interim financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 48 to the consolidated condensed interim financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 49 to the consolidated condensed interim financial statements)
–	Trust activities (Note 50 to the consolidated condensed interim financial statements)
–	Mutual funds (Note 51 to the consolidated condensed interim financial statements)

–	Penalties and administrative proceedings instituted by the BCRA (Note 52 to the consolidated condensed interim financial statements)
–	Subsequent events (Note 53 to the consolidated condensed interim financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of September 30, 2025 of the subsidiaries BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	09.30.25	12.31.24

B.C.R.A. - Current account	1,815,429,866	924,057,782
Balances with other local and foreign financial institutions	1,133,305,811	338,422,180
Cash	871,377,306	2,173,141,111

TOTAL	3,820,112,983	3,435,621,073

The balances of Cash and deposits in banks as of September 30, 2024 and December 31, 2023 amounted to 3,972,498,765 and 3,032,605,807, respectively.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	09.30.25	12.31.24

Government securities	263,821,661	111,609,786

TOTAL	263,821,661	111,609,786

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	09.30.25	12.31.24

Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	54,788,493	1,050,653
Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty - OTC	2,897,205	10,255,778
Debit balances linked to interest rate swaps - floating rate for fixed	-	723,614

TOTAL	57,685,698	12,030,045

Liabilities

	09.30.25	12.31.24

Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	53,103,719	3,200,499
Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	19,417,076	1,505,714
Credit balances linked to interest rate swaps - floating rate for fixed	1,642,444	-

TOTAL	74,163,239	4,706,213

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	09.30.25	12.31.24

Foreign currency forward

Foreign currency forward purchases - US$	866,023	718,460
Foreign currency forward purchases - Euros	2	-
Foreign currency forward sales - US$	903,110	705,015
Foreign currency forward sales - Euros	7,605	3,451

Interest rate swaps

Fixed rate for floating rate (1)	23,111,111	7,044,000

(1)       Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

7. Repo transactions and surety bonds

Reverse repurchase transactions and surety bonds

No reverse repurchase transactions or surety bonds were accounted for by the Bank as of September 30, 2025 and December 31, 2024.

Repurchase transactions and surety bonds

As of September 30, 2025 and December 31, 2024, the Bank accounts for the following repurchase transactions and surety bonds:

	09.30.25	12.31.24

Amounts payable for borrowing surety bond transactions	250,165,071	-
Amounts payable for repo transactions with the BCRA	50,400,311	-

TOTAL	300,565,382	-

8. Other financial assets

Breakdown is as follows:

	09.30.25	12.31.24

Measured at amortized cost

Other receivables	207,287,589	174,673,909
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	11,712,679	42,528,449
Non-financial debtors from spot transactions pending settlement	10,799,991	11,887,033
Financial debtors from spot transactions pending settlement	120,122	78,718,554
Other	1,599,164	801,430

	231,519,545	308,609,375

Allowance for loan losses (Exhibit R)	(1,856,513)	(1,923,769)

TOTAL	229,663,032	306,685,606

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	09.30.25	12.31.24

Credit cards	2,963,838,433	2,503,578,444
Loans for the prefinancing and financing of exports	2,018,923,510	1,224,320,299
Notes	1,667,797,171	1,339,440,291
Consumer loans	1,341,680,336	965,695,746
Overdrafts	1,098,457,228	784,246,870
Discounted instruments	771,854,932	890,670,835
Mortgage loans	531,938,143	285,573,605
Other financial institutions	463,536,864	210,014,982
Pledge loans	115,190,623	80,245,465
Loans to employees	111,342,200	53,711,268
Receivables from finance leases	35,030,548	28,715,334
Non-financial government sector	3,718,011	1,176,637
Instruments purchased	1,024,749	1,122,996
Other financing	1,394,168,000	674,003,972

	12,518,500,748	9,042,516,744

Allowance for loan losses (Exhibit R)	(458,451,397)	(206,008,472)

TOTAL	12,060,049,351	8,836,508,272

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	09.30.25		12.31.24
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	22,307,377	9,443,589	18,096,569	7,027,258
From 1 to 2 years	20,171,920	10,830,206	16,880,634	8,333,605
From 2 to 3 years	13,295,992	8,456,406	12,833,009	8,005,512
From 3 to 4 years	6,155,264	4,278,615	4,847,076	3,228,292
From 4 to 5 years	2,459,555	1,846,280	1,712,624	1,177,468
More than 5 years	270,316	175,452	1,269,581	943,199

TOTAL	64,660,424	35,030,548	55,639,493	28,715,334

Share capital		34,517,415		28,059,269
Interest accrued		513,133		656,065

TOTAL		35,030,548		28,715,334

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	09.30.25	12.31.24

Total Exhibit B and C	12,656,203,050	9,339,602,236
Plus:
Loans to employees	111,342,200	53,711,268
Interest and other items accrued receivable from financial assets with credit value impairment	15,640,148	3,400,373

Less:
Allowance for loan losses (Exhibit R)	(458,451,397)	(206,008,472)
Adjustments for effective interest rate	(37,316,051)	(27,753,682)
Corporate bonds and other private securities	(37,166,578)	(46,743,644)
Loan commitments	(190,202,021)	(279,699,807)

Total Loans and other financing	12,060,049,351	8,836,508,272

Note 43.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2025 and December 31, 2024, the Bank holds the following loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.25	12.31.24

Liabilities related to foreign trade transactions	73,406,290	68,646,904
Secured loans	72,545,931	73,917,770
Overdrafts and receivables agreed not used	38,674,380	132,931,934
Guarantees granted	5,575,420	4,203,199

TOTAL	190,202,021	279,699,807

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	09.30.25	12.31.24

Argentine Treasury Bill capitalizable in pesos at TAMAR rate. Maturity 01-16-2026	451,768,373	-
Argentine Treasury Bill capitalizable in pesos at TAMAR rate. Maturity 11-28-2025	318,418,197	-
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	16,927,422	29,320,068
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	10,485,338	12,650,791
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	-	153,057,626

TOTAL	797,599,330	195,028,485

10.2. Financial assets measured at fair value through OCI

	09.30.25	12.31.24

Government securities (1)	1,984,769,007	2,758,898,511
Private securities - Corporate bonds	35,836,081	45,803,913
BCRA Notes	-	45,247,966

TOTAL	2,020,605,088	2,849,950,390
(1)	In addition, see information under Debt Swap, Note 9.2 to the consolidated financial statements.

A breakdown of this information is provided in Exhibit A.

11. Financial assets pledged as collateral

As of September 30, 2025 and December 31, 2024, the Bank pledged as collateral the following financial assets:

		09.30.25	12.31.24

Deposits as collateral	(1)	532,830,568	153,874,802
BCRA - Special guarantee accounts (Note 40.1)	(2)	232,095,357	258,289,272
Guarantee trust – USD - Government securities at fair value through OCI	(3)	142,290,703	37,085
Guarantee trust - Government securities at fair value through OCI	(4)	55,696,845	152,457,589
Repurchase transactions – Government Securities at fair value	(5)	50,352,400	-

TOTAL		1,013,265,873	564,658,748

(1)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bonds.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and future contracts. As of September 30, 2025, the trust is composed of Treasury Bills (Species D16E6), Bonds for the reconstruction of a Free Argentina (Species BPOB7, BPOD7 and BPOC7), Private Securities (Species YM35O) and dollars in cash. As of December 31, 2024, the trust was composed of dollars in cash.
(4)	Set up as collateral to operate with A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZX26, TX26, TTJ26 and TZXD6). As of December 31, 2024, the trust was composed of species T2X5, TX26 and TZXD5.
(5)	Set up as collateral of repo transaction with the BCRA (LTM16E6).

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

Breakdown is as follows:

	09.30.25	12.31.24

Tax advances	115,478	55,102,682

	115,478	55,102,682

12.2. Current income tax liabilities

No balance is recorded for the fiscal period/year ended September 30, 2025 and December 31, 2024, respectively.

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		As of 09.30.25
	As of 12.31.24	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	54,950,869	52,587,869	-	107,538,738	-
Provisions	68,351,195	457,489	-	68,808,684	-
Loans and cards commissions	9,120,314	1,997,390	-	11,117,704	-
Organizational expenses and others	(54,079,226)	(16,903,623)	-	-	(70,982,849)
Property and equipment and miscellaneous assets	(98,689,592)	(697,974)	-	-	(99,387,566)
Debt securities and investments in equity instruments and derivatives	(18,090,438)	28,429,569	-	10,339,131	-
Tax loss	59,993,488	13,972,296	-	73,965,784	-
Other	63	(11)	-	52	-

Balance	21,556,673	79,843,005	-	271,770,093	(170,370,415)

Offsettings				(170,370,415)	170,370,415

Net deferred assets				101,399,678	-

Account		Changes recognized through		As of 12.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	32,748,889	22,201,980	-	54,950,869	-
Provisions	94,566,182	(26,214,987)	-	68,351,195	-
Loans and cards commissions	9,588,073	(467,759)	-	9,120,314	-
Organizational expenses and others	(44,795,747)	(9,283,479)	-	-	(54,079,226)
Property and equipment and miscellaneous assets	(110,785,528)	12,095,936	-	-	(98,689,592)
Debt securities and investments in equity instruments and derivatives	(46,320,826)	28,230,388	-	-	(18,090,438)
Tax inflation adjustment	2,806,390	(2,806,390)	-	-	-
Tax loss	-	59,993,488	-	59,993,488	-
Other	138	(75)	-	63	-

Balance	(62,192,429)	83,749,102	-	192,415,929	(170,859,256)
Offsettings				(170,859,256)	170,859,256
Net deferred assets				21,556,673	-

12.4. Income tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Current income tax expense	(88,935,895)	(161,686,894)	(10,169,600)	13,169,768
Income/(loss) from deferred income tax	75,512,966	79,843,005	(17,641,194)	(170,029,711)

Income tax recognized through profit or loss	(13,422,929)	(81,843,889)	(27,810,794)	(156,859,943)

Income tax recognized through OCI	88,955,371	161,751,578	12,549,334	255,765,366

Total income tax	75,532,442	79,907,689	(15,261,460)	98,905,423

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended September 30, 2025 and 2024 was 31% and 31%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	09.30.25	12.31.24

Private securities - Shares of other non-controlled companies (1)	6,036,220	9,946,470

TOTAL	6,036,220	9,946,470

(1) See Exhibit A to the separate financial statements.

13.2. Investments in equity instruments through other comprehensive income

	09.30.25	12.31.24

Compensadora Electrónica S.A.	4,345,699	2,972,297
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	3,145,113	1,234,031
Banco Latinoamericano de Exportaciones S.A.	1,270,351	897,636
Seguro de Depósitos S.A.	334,806	327,198
Other	71,464	60,434

TOTAL	9,167,433	5,491,596

A breakdown of this information is provided in Exhibit A.

14. Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	09.30.25	12.31.24

Subsidiaries (3)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral	68,940,852	37,583,458
Volkswagen Financial Services Compañía Financiera S.A.	39,549,750	35,867,088
PSA Finance Arg. Cía. Financiera S.A.	24,218,486	16,650,592
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	185,778	230,641

Associates
Rombo Compañía Financiera S.A.	19,863,537	12,633,142
BBVA Seguros Argentina S.A.	9,179,468	9,045,606
Interbanking S.A.	4,463,365	4,117,218
Play Digital S.A. (1)	1,073,867	2,354,034
Openpay Argentina S.A. (2)	823,642	899,643

TOTAL	168,298,745	119,381,422

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of June 30, 2025. Additionally, significant transactions carried out or events that occurred between July 1 and September 30, 2025 have been considered. In addition, on August 23, 2024, a capital contribution was made for 427,401 (606,977 in restated values).

(2)	On October 6, 2025, a capital contribution was made, amounting to 187,650, which was paid in in cash. On July 4, 2024, a capital contribution was made, amounting to 250,377 (355,575 in restated values), and which was also paid in in cash.

In addition, see also the information under Offer to purchase 50% of FCA Compañía Financiera S.A. in Note 2.2 to the consolidated financial statements.

15. Property and equipment

Breakdown is as follows:

	09.30.25	12.31.24

Real Estate	540,550,643	532,287,544
Furniture and facilities	101,494,068	100,744,473
Right of use - Real estate (1)	74,532,111	69,440,499
Machinery and equipment	60,248,518	59,074,345
Works in progress	34,165,705	24,225,735
Vehicles	2,790,018	2,326,656

TOTAL	813,781,063	788,099,252

(1) The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate condensed interim financial statements.

As mentioned in Note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of Property and equipment exceeded its accounting balance.

16. Intangible assets

Breakdown is as follows:

	09.30.25	12.31.24

Own systems development expenses	101,237,871	83,694,513

TOTAL	101,237,871	83,694,513

17. Other non-financial assets

Breakdown is as follows:

	09.30.25	12.31.24

Investment properties	160,261,356	162,535,608
Prepayments	41,722,638	34,120,973
Tax advances	28,015,869	18,308,880
Advances to suppliers of goods	24,547,111	21,144,515
Other miscellaneous assets	6,299,568	15,316,256
Advances to personnel	255,393	13,387,886
Foreclosed assets	135,456	137,789
Other	6,717,461	3,181,022

TOTAL	267,954,852	268,132,929

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	09.30.25	12.31.24

Rented Real Estate – Torre BBVA	(20,348,597)	(20,348,597)
Rented Real Estate – Della Paolera	(13,267,355)	(13,267,355)
Rented Real Estate – Edificio Tesla	(10,496,192)	(10,496,192)
Rented Real Estate - Viamonte	(1,814,345)	(1,814,345)

TOTAL	(45,926,489)	(45,926,489)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	09.30.25	12.31.24

Real Estate held for sale – Villa del Parque	1,841,568	1,841,568
Real Estate held for sale - Llavallol	1,012,258	1,012,258
Real Estate held for sale - Avellaneda	420,591	420,592
Real Estate held for sale - Villa Lynch	332,795	332,795
Real Estate held for sale - Bernal	245,684	245,684
Real Estate held for sale – Fisherton (1)	-	720,379

TOTAL	3,852,896	4,573,276

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	09.30.25	12.31.24

Real Estate held for sale - Fisherton	-	(1,208,298)

TOTAL	-	(1,208,298)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.25	12.31.24

Non-financial Government sector	301,642,244	147,108,344
Financial sector	13,411,126	48,078,932
Non-financial Private Sector and Residents Abroad	15,099,952,170	11,954,670,028
Time deposits	6,492,389,576	3,771,864,652
Savings accounts	6,000,923,210	5,572,704,515
Checking accounts	2,537,910,620	2,172,814,530
Other	63,078,598	66,810,414
Investment accounts	5,650,166	370,475,917

TOTAL	15,415,005,540	12,149,857,304

20. Liabilities at fair value through profit or loss

No balance is recorded for the period/year ended September 30, 2025 and December 31, 2024, respectively.

21. Other financial liabilities

Breakdown is as follows:

	09.30.25	12.31.24

Obligations from financing of purchases	1,101,376,372	1,106,756,824
Receivables for spot purchases pending settlement	132,242,251	10,906,290
Collections and other transactions on behalf of third parties	123,722,408	126,474,157
Payment orders pending credit	60,051,365	35,925,438
Lease liabilities (Note 25)	45,243,170	39,400,226
Funds collected under ARCA’s instructions	30,943,378	23,328,740
Cash and cash equivalents from spot purchases or sales pending settlement	14,281,437	37,031,086
Commissions accrued payable	203,964	208,358
Other	90,464,194	72,604,054

TOTAL	1,598,528,539	1,452,635,173

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	09.30.25	12.31.24

Foreign financial institutions	190,697,874	53,392,844
Local financial institutions	41,660,518	947,921
BCRA	988,585	284,079

TOTAL	233,346,977	54,624,844

23. Corporate bonds issued

As of September 30, 2025 and December 31, 2024, the balances related to corporate bonds of the Bank were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 09.30.25	Outstanding securities as of 12.31.24

Class 31 BBVA - ARS	12.12.24	37,706,733	12.12.25	TAMAR + 2.74%	Quarterly	37,706,733	45,989,299
Class 32 BBVA - US$	02.27.25	16,510	02.27.26	FIXED 3.5%	Upon maturity	22,562,290	-
Class 34 BBVA -ARS	02.27.25	56,002,870	02.27.26	TAMAR + 2.75%	Quarterly	56,002,870	-
Class 35 BBVA - US$	06.03.25	62,313	06.03.26	FIXED 5.75%	Semi-annual	85,155,502	-
Class 36 BBVA - ARS	06.10.25	95,034,488	06.10.26	TAMAR + 3.20%	Quarterly	95,034,488	-
Class 37 BBVA – US$	08.22.25	43,355	08.22.26	FIXED 6%	Semi-annual	59,248,400	-
Class 29 BBVA - ARS	09.23.24	24,500,000	06.23.25	BADLAR + 5%	Quarterly	-	29,881,608
Class 30 BBVA - ARS	12.12.24	24,150,965	09.12.25	FIXED TEM 2.75%	Upon maturity	-	18,402,479

				Total Principal		355,710,283	94,273,386
				Accrued Interest		9,921,109	1,547,133
				Total Principal and Interest accrued		365,631,392	95,820,519

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, May 22, 2024 and March 26, 2025	Resolution No. 14,967 dated 11/29/2004, extended by Resolution No. 16,010 dated 11/06/2008. The increase in the total outstanding amount of the Program was authorized by Resolution No. 16,611 dated 07/21/2011 and Resolution No. 16,826 dated 05/30/2012. Additionally, a new extension of the Program term was authorized by Resolution No. 17,127 dated 07/11/2013, while the amendment to its general terms and conditions, extension of its validity, and increase in the maximum amount were authorized by Resolution No. RESFC-2018-19516-APN-DIR#CNV dated 05/17/2018. The extension of the Program term, reduction of the amount, and amendment to certain terms and conditions were authorized by Provision No. DI-2022-36-APN-GE#CNV dated 07/13/2022 by the CNV. Finally, the increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.

24. Other non-financial liabilities

Breakdown is as follows:

	09.30.25	12.31.24

Miscellaneous creditors	320,199,264	307,280,282
Short-term personnel benefits	150,564,192	131,109,409
Other collections and withholdings	112,032,083	112,612,569
Advances collected	77,985,329	85,388,685
Other taxes payable	77,249,140	49,668,174
Dividends payable (1)	21,884,138	-
Long-term personnel benefits	5,509,382	5,579,804
For contract liabilities	4,869,512	8,165,864
Social security payment orders pending settlement	941,185	1,180,122
Termination benefits payable	-	5,220,268
Other	5,552,379	1,563,630

TOTAL	776,786,604	707,768,807

(1)	See note 44 to the consolidated financial statements.

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of September 30, 2025 and December 31, 2024:

Rights of use under leases

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.25	Additions	Derecognitions	as of 01.01.25	Derecognitions	period (1)	09.30.25	09.30.25

Leased real estate	129,709,141	11,677,433	6,907,175	60,268,642	4,487,256	4,165,902	59,947,288	74,532,111

(1) Note 37

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	year	at fiscal year-end	12.31.24

Leased real estate	130,083,441	16,673,233	17,047,533	65,463,103	9,802,378	4,607,917	60,268,642	69,440,499

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.25	12.31.24

Up to one year	2,267,007	382,658	2,649,665	1,259,171

From 1 to 5 years	22,342,652	5,968,007	28,310,659	26,746,962

More than 5 years	14,282,846	-	14,282,846	11,394,093

			45,243,170	39,400,226

Interest and exchange rate difference recognized in profit or loss

	09.30.25	09.30.24

Other operating expenses

Interest on lease liabilities (Note 38)	(3,362,016)	(3,811,425)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(9,672,717)	(7,058,709)

26. Interest income

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Interest from instruments	219,576,246	599,909,781	139,551,515	533,800,447
Interest from consumer loans	183,787,113	519,706,976	98,178,583	245,619,922
Interest from credit card loans	179,422,161	515,133,216	105,961,520	403,662,248
Interest from government securities	198,984,311	508,430,166	252,489,830	556,677,896
Interest from overdrafts	140,884,931	300,999,092	70,708,513	287,090,014
CER clause adjustment	71,771,607	269,110,580	184,243,020	1,046,756,436
Interest from other loans	91,486,127	196,994,819	26,069,727	77,489,586
UVA clause adjustment	32,835,735	101,854,023	34,756,702	232,369,611
Interest from loans to the financial sector	47,517,690	93,354,008	18,617,754	55,436,359
Interest from loans for the prefinancing and financing of exports	37,079,675	71,634,658	5,489,528	11,368,116
Interest from pledge loans	9,484,538	27,004,795	7,149,086	21,870,727
Interest from mortgage loans	9,258,089	22,444,214	4,662,899	13,608,143
Interest from finance leases	3,561,739	9,832,128	2,700,107	9,727,050
Interest from private securities	1,385,524	2,898,502	661,281	4,476,696
Premium for reverse repurchase agreements	232,817	242,654	11,518,434	1,030,746,038
Other financial interest income	14,530,035	24,537,005	2,840,110	6,840,898

TOTAL	1,241,798,338	3,264,086,617	965,598,609	4,537,540,187

27. Interest expense

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Interest from time deposits	536,423,599	1,207,866,875	279,358,101	960,522,995
Interest from current accounts deposits	107,196,567	235,590,413	71,603,202	497,004,760
Interest from other financial liabilities	34,602,455	72,092,386	1,359,199	15,799,818
UVA clause adjustment	1,960,480	11,601,274	20,608,068	149,696,862
Premium for repurchase agreements	5,077,725	6,787,204	479,930	523,691
Interest from savings accounts deposits	1,422,711	5,782,754	3,312,263	19,576,782
Borrowing surety bond transactions	1,114,790	3,870,748	2,835,601	2,835,601
Interfinancial loans received	1,801,772	2,043,021	330,272	2,430,861

TOTAL	689,600,099	1,545,634,675	379,886,636	1,648,391,370

28. Commission income

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

For credit cards	110,128,679	306,610,926	89,319,396	261,828,617
Linked to liabilities	57,241,408	166,885,588	47,915,321	133,670,779
From insurance	7,510,618	22,005,675	6,304,379	18,073,561
From foreign trade and foreign currency transactions	8,139,640	21,580,278	7,476,942	24,124,255
Linked to securities	4,784,530	16,002,611	6,392,886	17,022,180
Linked to loans	3,017,345	9,590,133	3,152,964	12,551,878
Linked to loan commitments	589,273	2,203,098	374,179	703,725
From guarantees granted	107,747	213,590	219,915	459,675

TOTAL	191,519,240	545,091,899	161,155,982	468,434,670

29. Commission expenses

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

For credit and debit cards	37,079,183	146,385,877	45,868,101	129,744,393
For foreign trade transactions	20,255,622	54,372,124	15,986,249	56,895,956
For payment of wages	6,744,198	19,801,372	6,476,402	19,231,181
For new channels	2,597,774	15,924,578	6,378,990	15,880,172
For data processing	2,619,174	8,256,614	3,699,630	10,776,337
For advertising campaigns	371,521	1,077,734	203,803	609,008
Linked to transactions with securities	185,573	391,092	26,881	118,418
Other commission expenses	1,543,035	4,162,145	2,097,387	9,819,917

TOTAL	71,396,080	250,371,536	80,737,443	243,075,382

30. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Gain/(loss) from government securities	31,605,532	108,665,892	39,180,190	147,261,540
Gain/(loss) from foreign currency forward transactions	(11,939,873)	(7,931,230)	(2,268,707)	(17,883,323)
Gain from corporate bonds	(381,712)	(2,512,174)	(1,709,553)	(1,133,313)
Interest rate swaps	(2,642,428)	(1,787,403)	212,775	782,791
Gain/(loss) from private securities	(30,143)	(19,241)	503,867	1,749,629
Gain/(loss) from put options taken	-	-	886,050	(836,400)
Other	(33)	(460)	-	3,507

TOTAL	16,611,343	96,415,384	36,804,622	129,944,431

31. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Income from sale of government securities	(3,070,465)	84,601,447	72,918,923	197,570,105
Income from sale of private securities	(356,277)	1,692,017	-	5,768,509

TOTAL	(3,426,742)	86,293,464	72,918,923	203,338,614

32. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Income from trading in foreign currency	57,099,573	131,899,966	21,406,744	50,262,944
Conversion of foreign currency assets and liabilities into pesos	4,655,299	(2,645,816)	(12,354,071)	7,398,598

TOTAL	61,754,872	129,254,150	9,052,673	57,661,542

33. Other operating income

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Adjustments and interest on miscellaneous receivables	11,048,081	31,270,432	8,704,320	46,068,708
Rental of safe deposit boxes	9,040,397	26,287,148	7,933,006	19,423,865
Debit and credit card commissions	7,042,934	19,648,891	3,657,127	10,836,814
Punitive interest	6,442,312	16,423,961	2,302,061	6,127,698
Loans recovered	6,934,944	13,812,976	3,830,543	10,928,881
Rent	2,256,670	6,321,384	1,481,126	5,162,720
Fees expenses recovered	1,666,914	5,070,323	1,372,301	3,829,828
Commission from syndicated transactions	678,442	1,375,218	470,651	1,377,234
Allowances reversed	-	-	75,690	988,318
Income from sale of non-current assets held for sale	-	-	249,616	249,616
Other operating income	27,086,007	37,034,332	7,141,676	23,123,578

TOTAL	72,196,701	157,244,665	37,218,117	128,117,260

34. Impairment of financial assets

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Financial assets at amortized cost
Loan loss allowance in pesos	212,040,961	465,693,332	53,232,096	156,279,139
Loan loss allowance in foreign currency	(3,869,297)	516,070	(404,260)	2,771,301

Financial assets at fair value through OCI
Correction of value due to credit losses	6,521	(76,992)	(109,058)	(92,086)

TOTAL	208,178,185	466,132,410	52,718,778	158,958,354

35. Personnel benefits

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Salaries	84,558,640	252,464,995	76,242,287	241,972,927
Social security withholdings and collections	29,129,983	80,352,611	21,953,414	72,425,980
Other short-term personnel benefits	23,003,655	66,669,328	17,780,064	77,747,069
Personnel services	3,984,379	12,788,286	4,409,727	10,864,810
Personnel compensation and bonuses	3,547,512	10,798,980	8,996,546	35,216,070
Personnel termination benefits (Exhibit J)	-	967,239	-	1,045,234
Other long-term personnel benefits	-	990,259	-	4,213,284

TOTAL	144,224,169	425,031,698	129,382,038	443,485,374

36. Administrative expenses

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Contracted administrative services	22,934,350	78,821,692	31,751,540	78,221,618
Taxes	19,938,461	57,542,179	32,980,428	114,868,573
Rent	17,358,511	50,336,506	13,884,013	62,692,223
Armored transportation services	11,885,803	48,559,254	15,173,647	42,772,243
Maintenance and repair costs	15,428,767	43,143,755	14,148,747	42,295,048
Advertising	9,985,053	37,211,367	9,316,266	32,638,240
Documents distribution	8,540,531	23,372,796	6,559,363	20,747,409
Security services	6,938,956	20,779,832	4,504,790	14,163,145
Electricity and communications	6,681,256	18,604,037	6,304,394	17,980,646
Other fees	6,073,156	16,708,360	3,867,782	12,598,365
Trade reports	4,610,329	15,355,417	3,666,282	10,006,778
IT	1,870,481	15,273,528	7,112,082	30,655,230
Insurance	1,245,566	4,053,177	1,692,987	3,970,557
Representation and travel expenses	1,551,679	4,040,085	1,137,336	3,123,267
Fees to Bank Directors and Supervisory Committee	162,072	524,825	148,778	459,614
Stationery and supplies	131,725	502,749	258,115	847,591
Other administrative expenses	8,081,582	23,632,042	7,313,738	20,936,453

TOTAL	143,418,278	458,461,601	159,820,288	508,977,000

37. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Property and equipment	18,999,762	54,144,950	16,991,223	47,789,162
Intangible assets	3,680,620	12,437,392	2,154,358	12,166,846
Right of use of leased real estate	1,674,018	4,165,902	1,328,729	3,143,351
Depreciation of other assets	211,076	1,728,802	1,076,750	2,503,145
Loss from sale or impairment of property, plant and equipment	-	32,722	9,252	9,252

TOTAL	24,565,476	72,509,768	21,560,312	65,611,756

38. Other operating expenses

Breakdown is as follows:

	Quarter ended 09.30.25	Accumulated as of 09.30.25	Quarter ended 09.30.24	Accumulated as of 09.30.24

Turnover tax	120,795,930	321,641,019	62,911,484	293,497,152
Initial recognition of loans	22,745,722	73,189,902	7,519,994	17,011,343
Contribution to the Deposit Guarantee Fund	5,709,259	15,945,542	3,306,543	9,224,115
Other allowances (Exhibit J)	(8,120,616)	12,894,968	7,409,322	41,800,204
Claims	4,185,943	11,432,745	1,826,044	3,730,775
Interest on liabilities from leases (Note 25)	1,162,090	3,362,016	1,311,756	3,811,425
Adjustment for restatement of dividends in constant currency	1,459,630	1,982,587	-	15,188,469
Other operating expenses	17,387,832	39,776,177	10,042,585	26,997,484

TOTAL	165,325,790	480,224,956	94,327,728	411,260,967

39. Restricted assets

As of September 30, 2025 and December 31, 2024, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	09.30.25	12.31.24

Argentine Treasury Bonds adjusted by CER. Maturity 2026	5,033	7,163

Total	5,033	7,163

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 1,013,265,873 and 564,658,748 as of September 30, 2025 and December 31, 2024, respectively (see Note 11 to these separate condensed interim financial statements).

40. Minimum cash and minimum capital requirements

40.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.25	12.31.24

Balances at the BCRA

BCRA - Current account not restricted	1,815,343,654	924,057,782
BCRA - Special guarantee accounts - restricted (Note 11)	232,095,357	258,289,272
BCRA – Special pension accounts - restricted	86,212	-

	2,047,525,223	1,182,347,054

Government securities in pesos – At fair value through OCI (1)	1,851,820,617	2,442,842,058
Government securities in pesos – At amortized cost (1)	797,599,330	195,028,485
Government securities in foreign currency – At fair value through profit or loss (1)	101,137,500	-

TOTAL	4,798,082,670	3,820,217,597

(1) See detail of securities considered (identified with (1)), as of September 30, 2025, in Exhibit A to the separate financial statements.

40.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – On a separate basis	09.30.25	12.31.24

Credit risk	(1,215,503,329)	(858,489,799)
Operational risk	(47,131,978)	(298,658,274)
Market risk	(4,746,656)	(3,043,084)

Paid-in	2,547,441,476	2,751,521,170

Surplus	1,280,059,513	1,591,330,013

41. Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
			Fair	Accounting	Accounting
Account	Identification	Fair	value	Balance	Balance	Position with no		Financial
		value	level	09.30.25	12.31.24	Options	Options	position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-28-2025 (1)	9326	101,137,500	1	101,137,500	-	101,137,500	-	101,137,500
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	1,024,708	1	1,024,708	-	1,024,708	-	1,024,708
Treasury Bonds in pesos adjusted by Cer. Maturity 10-30-2026	9313	562,163	1	562,163	-	562,163	-	562,163
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-10-2025	9324	354,780	1	354,780	-	354,780	-	354,780
Argentine Treasury Bond in pesos at Dual rate. Maturity 09-15-2026	9321	247,216	1	247,216	-	247,216	-	247,216
Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026	9323	224,727	1	224,727	-	224,727	-	224,727
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026	9319	62,353	1	62,353	-	62,353	-	62,353
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	48,452	1	48,452	-	48,452	-	48,452
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 10-31-2025	9312	43,663	1	43,663	9,043,718	43,663	-	43,663
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	4,971	1	4,971	1,246,652	4,971	-	4,971
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026	9320	4,069	1	4,069	-	4,069	-	4,069
Argentine Treasury Bond in Pesos at Fixed Rate. Maturity 05-30-2030	9334	2,158	1	2,158	-	2,158	-	2,158
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2027	9250	235	1	235	-	235	-	235
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	-	1	-	55,643,782	-	-	-
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	9257	-	1	-	14,340,966	-	-	-
Argentine Treasury Bond Capitalizable. Maturity 02-13-2026	9314	-	1	-	8,136,579	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	4,796,848	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025	9303	-	1	-	3,921,848	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-15-2025	9308	-	1	-	2,672,465	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	9283	-	2	-	2,495,835	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	2,465,408	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	2,342,050	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	2,208,530	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	1,459,364	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	548,274	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	173,193	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	33,510	-	-	-

Subtotal Government Securities - In pesos		103,716,995		103,716,995	111,529,022	103,716,995	-	103,716,995

Government Securities – In foreign currency

Argentine Treasury Bills in USD Zero Coupon. Maturity 10-31-2025	9337	98,851,920	1	98,851,920	-	98,851,920	-	98,851,920
Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	9327	53,152,372	1	53,152,372	-	53,152,372	-	53,152,372
Dollar-linked Argentine Treasury Bond Zero coupon. Maturity 12-15-2025	9282	8,042,509	1	8,042,509	-	8,042,509	-	8,042,509
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	57,865	1	57,865	80,764	57,865	-	57,865

Subtotal Government Securities – In foreign currency		160,104,666		160,104,666	80,764	160,104,666	-	160,104,666

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		263,821,661		263,821,661	111,609,786	263,821,661	-	263,821,661

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
			Fair	Accounting	Accounting
Account	Identification	Fair	value	Balance	Balance	Position with no		Financial
		value	level	09.30.25	12.31.24	Options	Options	position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities – In pesos

Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	459,746,177	1	459,746,177	481,650,094	459,746,177	-	459,746,177
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025 (1)	9248	304,872,454	1	304,872,454	299,498,804	304,872,454	-	304,872,454
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026 (1)	9319	200,017,081	1	200,017,081	-	200,017,081	-	200,017,081
Treasury Bonds in pesos adjusted by Cer. Maturity 10-30-2026 (1)	9313	180,105,244	1	180,105,244	-	180,105,244	-	180,105,244
Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026 (1)	9323	159,495,350	1	159,495,350	-	159,495,350	-	159,495,350
Argentine Treasury Bond in pesos at Dual rate. Maturity 09-15-2026 (1)	9321	152,239,434	1	152,239,434	-	152,239,434	-	152,239,434
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	151,798,633	1	151,798,633	174,574,211	151,798,633	-	151,798,633
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-10-2025	9324	72,000,227	1	72,000,227	-	72,000,227	-	72,000,227
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026 (1)	9320	65,116,532	1	65,116,532	-	65,116,532	-	65,116,532
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-27-2026 (1)	9346	60,000,000	2	60,000,000	-	60,000,000	-	60,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-30-2026 (1)	9351	50,200,000	2	50,200,000	-	50,200,000	-	50,200,000
Argentine Treasury Bond Capitalizable in Pesos. Maturity 12-15-2025 (1)	9310	49,951,680	1	49,951,680	160,689,874	49,951,680	-	49,951,680
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	9240	28,206,958	1	28,206,958	32,259,342	28,206,958	-	28,206,958
Treasury Bonds in pesos adjusted by Cer 0% Maturity 15-12-2027	9250	26,363,216	1	26,363,216	-	26,363,216	-	26,363,216
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 03-31-2027	9264	17,125,165	1	17,125,165	-	17,125,165	-	17,125,165
Argentine Treasury Bond in Pesos at Fixed Rate. Maturity 05-30-2030	9334	5,401,179	1	5,401,179	-	5,401,179	-	5,401,179
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	2,129,677	1	2,129,677	7,535,038	2,129,677	-	2,129,677
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	302,579,540	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	300,161,882	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	197,905,618	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025	9305	-	1	-	189,586,309	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	-	1	-	156,382,042	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025	9306	-	1	-	78,698,399	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025	9288	-	1	-	77,936,113	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	70,831,608	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	43,102,696	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	39,730,343	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-12-2025	9301	-	1	-	39,730,343	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	38,449,702	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	36,452,513	-	-	-
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	-	1	-	22,784,507	-	-	-
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	-	1	-	7,336,240	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	1,023,293	-	-	-

Subtotal Government Securities - In pesos		1,984,769,007		1,984,769,007	2,758,898,511	1,984,769,007	-	1,984,769,007

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
			Fair	Accounting	Accounting
Account	Identification	Fair	value	Balance	Balance	Position with no		Financial
		value	level	09.30.25	12.31.24	Options	Options	position

OTHER DEBT SECURITIES (Continued)

BCRA Notes – In foreign currency

Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series C)	9236	-	2	-	13,392,479	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series D)	9237	-	2	-	13,136,854	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series A)	9234	-	2	-	9,605,738	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series B)	9235	-	2	-	9,112,895	-	-	-

Subtotal BCRA Notes – In foreign currency		-		-	45,247,966	-	-	-

Private Securities – In pesos

Corporate Bond Mercado Pago Series 1 in Pesos at TAMAR floating rate. Maturity 07-18-2026	58794	6,444,360	1	6,444,360	-	6,444,360	-	6,444,360
Corporate Bond Fiat Compañía Financiera Series 20 in Pesos. Maturity 03-01-2026	58274	1,269,882	3	1,269,882	2,467,563	1,269,882	-	1,269,882
Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	-	3	-	331,631	-	-	-
Corporate Bond Bco de Serv. Financieros Cl. 24 in Pesos at Floating Rate. Maturity 02-02-2025	57560	-	3	-	259,996	-	-	-
Corporate Bond New San S.A. in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	-	3	-	208,674	-	-	-
Corporate Bond Refi Pampa Series 2 in Pesos Uva. Maturity 05- 06-2025	56123	-	3	-	132,046	-	-	-

Subtotal Private Securities - In pesos		7,714,242		7,714,242	3,399,910	7,714,242	-	7,714,242

Private Securities – In foreign currency

Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	3,963,649	2	3,963,649	3,517,032	3,963,649	-	3,963,649
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 03-05-2028	58507	3,177,306	1	3,177,306	-	3,177,306	-	3,177,306
Corporate Bond Petroquímica Comodoro Rivadavia Series R in USD. Maturity 10-.22-2028	58155	3,108,977	2	3,108,977	3,109,389	3,108,977	-	3,108,977
Corporate Bond 360 Energy Solar S.A. Series 4 in USD at a fixed interest rate. Maturity 10-30-2027	58187	2,494,015	1	2,494,015	3,253,681	2,494,015	-	2,494,015
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	2,486,810	2	2,486,810	2,510,787	2,486,810	-	2,486,810
Corporate Bond CAPEX S.A. Series 10 in USD. Maturity 07-05-2027	57880	2,383,380	1	2,383,380	2,011,508	2,383,380	-	2,383,380
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,335,885	1	2,335,885	2,583,006	2,335,885	-	2,335,885
Corporate Bond CAPEX S.A. Series 11 in USD. Maturity 06-17-2028	58728	2,049,875	2	2,049,875	-	2,049,875	-	2,049,875
Corporate Bond YPF S.A. Series 35 in USD at fixed rate. Maturity 02-27-2027	58484	1,653,019	1	1,653,019	-	1,653,019	-	1,653,019
Corporate Bond Petroquímica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,427,141	1	1,427,141	1,233,475	1,427,141	-	1,427,141
Corporate Bond John Deere Credit Cia Financiera S.A. Series X im USD. Maturity 03-08-2026	57639	1,330,820	2	1,330,820	1,241,004	1,330,820	-	1,330,820
Corporate Bond Petroquímica Comodoro Rivadavia S.A. Series T in USD. Maturity 07-21-2028	58798	1,325,586	2	1,325,586	-	1,325,586	-	1,325,586
Corporate Bond Ledesma Series 15 in USD at fixed rate. Maturity 10-04-2027	58426	385,376	1	385,376	-	385,376	-	385,376
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	-	2	-	5,103,130	-	-	-
Corporate Bond Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	-	2	-	3,803,224	-	-	-
Corporate Bond YPF Series 32 in USD. Maturity 10-10-2028	58129	-	2	-	3,714,084	-	-	-
Corporate Bond YPF Series 29 in USD. Maturity 05-28-2026	57774	-	2	-	2,531,370	-	-	-
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	-	2	-	2,499,472	-	-	-
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	-	2	-	2,124,991	-	-	-
Corporate Bond YPF Series 33 in USC. Maturity 10-10-2028	58130	-	2	-	1,886,669	-	-	-
Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	-	2	-	1,281,181	-	-	-

Subtotal Private Securities – In foreign currency		28,121,839		28,121,839	42,404,003	28,121,839	-	28,121,839

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		2,020,605,088		2,020,605,088	2,849,950,390	2,020,605,088	-	2,020,605,088

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
			Fair	Accounting	Accounting
Account	Identification	Fair	value	Balance	Balance	Position with no		Financial
		value	level	09.30.25	12.31.24	Options	Options	position

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 01-16-2026 (1)	9342	528,960,000	2	451,768,373	-	451,768,373	-	451,768,373
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 11-28-2025 (1)	9344	324,000,000	2	318,418,197	-	318,418,197	-	318,418,197
Argentine Treasury Bonds in Pesos. Maturity 05-23-2027 (1)	9132	16,906,260	2	16,927,422	29,320,068	16,927,422	-	16,927,422
Argentine Treasury Bonds in Pesos at Private Badlar Rate 0.7%. Maturity 11-23-2027 (1)	9166	10,473,050	2	10,485,338	12,650,791	10,485,338	-	10,485,338
Argentine Treasury Bonds in Pesos. Maturity 08-23-2025	9196	-	2	-	153,057,626	-	-	-

Subtotal Government Securities - In pesos		880,339,310		797,599,330	195,028,485	797,599,330	-	797,599,330

TOTAL SECURITIES AT AMORTIZED COST		880,339,310		797,599,330	195,028,485	797,599,330	-	797,599,330

TOTAL OTHER DEBT SECURITIES		2,900,944,398		2,818,204,418	3,044,978,875	2,818,204,418	-	2,818,204,418

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		4,590,608	1	4,590,608	7,394,720	4,590,608	-	4,590,608
Share Banco de Valores de Bs. As.		1,414,337	1	1,414,337	2,551,750	1,414,337	-	1,414,337
Other		31,275	1	31,275	-	31,275	-	31,275

Subtotal Private Securities - In pesos		6,036,220		6,036,220	9,946,470	6,036,220	-	6,036,220

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		6,036,220		6,036,220	9,946,470	6,036,220	-	6,036,220

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		4,345,699	3	4,345,699	2,972,297	4,345,699	-	4,345,699
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)		3,145,113	1	3,145,113	1,234,031	3,145,113	-	3,145,113
Seguro de Depósitos S.A.		334,806	3	334,806	327,198	334,806	-	334,806
Other		11,318	3	11,318	18,339	11,318	-	11,318

Subtotal Private Securities - In pesos		7,836,936		7,836,936	4,551,865	7,836,936	-	7,836,936

Foreign:
Private Securities – In foreign currency

Banco Latinoamericano de Exportaciones S.A.		1,270,351	2	1,270,351	897,636	1,270,351	-	1,270,351
Other		60,146	2	60,146	42,095	60,146	-	60,146

Subtotal Private Securities – In foreign currency		1,330,497		1,330,497	939,731	1,330,497	-	1,330,497

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		9,167,433		9,167,433	5,491,596	9,167,433	-	9,167,433

TOTAL EQUITY INSTRUMENTS		15,203,653		15,203,653	15,438,066	15,203,653	-	15,203,653

(1) It represents securities fully or partially computed for minimum cash requirements, Note 40.1 to the separate financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Account	09.30.25	12.31.24

COMMERCIAL PORTFOLIO

Normal performance	5,734,228,206	4,370,021,796
Preferred collaterals and counter-guarantees "A"	6,369,251	11,192,467
Preferred collaterals and counter-guarantees "B"	13,937,960	13,255,982
No preferred guarantees or counter guarantees	5,713,920,995	4,345,573,347

With special follow-up	3,151,147	-

Under observation:	3,151,147	-
No preferred guarantees or counter guarantees	3,151,147	-

Troubled	4,546,826	4,063,911
No preferred guarantees or counter guarantees	4,546,826	4,063,911

With high risk of insolvency	935,441	421,194
Preferred collaterals and counter-guarantees "B"	-	333
No preferred guarantees or counter guarantees	935,441	420,861

Uncollectible	418,053	35,516
No preferred guarantees or counter guarantees	418,053	35,516

TOTAL	5,743,279,673	4,374,542,417

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Account	09.30.25	12.31.24

CONSUMER AND HOUSING PORTFOLIO

Normal performance	6,249,320,811	4,787,816,299
Preferred collaterals and counter-guarantees "A"	2,123,983	1,334,721
Preferred collaterals and counter-guarantees "B"	481,842,319	340,083,033
No preferred guarantees or counter guarantees	5,765,354,509	4,446,398,545

Low risk	234,077,253	70,060,710
Preferred collaterals and counter-guarantees "B"	7,512,891	5,645,007
No preferred guarantees or counter guarantees	226,564,362	64,415,703

Low risk - with special follow-up	6,959,025	2,856,311
No preferred guarantees or counter guarantees	6,959,025	2,856,311

Medium risk	234,425,134	55,601,002
Preferred collaterals and counter-guarantees "B"	1,542,670	727,399
No preferred guarantees or counter guarantees	232,882,464	54,873,603

High risk	174,254,094	43,049,631
Preferred collaterals and counter-guarantees "B"	8,413,811	2,299,362
No preferred guarantees or counter guarantees	165,840,283	40,750,269

Uncollectible	13,887,060	5,675,866
Preferred collaterals and counter-guarantees "A"	344	132
Preferred collaterals and counter-guarantees "B"	2,420,591	625,109
No preferred guarantees or counter guarantees	11,466,125	5,050,625

TOTAL	6,912,923,377	4,965,059,819

GRAND TOTAL	12,656,203,050	9,339,602,236

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	09.30.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	Balance	portfolio

10 largest customers	1,645,549,593	13.00%	1,320,137,335	14.13%
50 following largest customers	1,876,937,242	14.83%	1,314,771,694	14.08%
100 following largest customers	1,064,933,904	8.41%	693,840,278	7.43%
All other customers	8,068,782,311	63.76%	6,010,852,929	64.36%

TOTAL	12,656,203,050	100.00%	9,339,602,236	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	3,678,696	8,516	12,774	25,548	42,580	-	3,768,114

Financial sector	-	214,061,925	47,102,701	74,498,183	110,128,630	103,746,119	1,398,794	550,936,352

Non-financial Private Sector and Residents Abroad	386,423,460	4,608,481,514	2,036,989,761	1,491,363,160	1,468,461,680	1,534,406,777	3,208,912,830	14,735,039,182

TOTAL	386,423,460	4,826,222,135	2,084,100,978	1,565,874,117	1,578,615,858	1,638,195,476	3,210,311,624	15,289,743,648

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	1,122,923	10,387	15,580	31,160	62,320	36,353	1,278,723

Financial sector	-	115,344,594	29,785,057	22,600,917	35,268,310	36,101,523	66,547	239,166,948

Non-financial Private Sector and Residents Abroad	92,498,823	3,532,229,059	1,569,040,394	1,333,840,190	981,584,311	1,131,699,699	2,252,673,234	10,893,565,710

TOTAL	92,498,823	3,648,696,576	1,598,835,838	1,356,456,687	1,016,883,781	1,167,863,542	2,252,776,134	11,134,011,381

1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	09.30.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	3,245,815,903	21.06%	2,094,889,796	17.24%
50 following largest customers	2,385,424,093	15.47%	1,789,402,239	14.73%
100 following largest customers	806,089,061	5.23%	566,850,626	4.67%
All other customers	8,977,676,483	58.24%	7,698,714,643	63.36%

TOTAL	15,415,005,540	100.00%	12,149,857,304	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	13,728,356,666	1,513,537,747	224,034,769	348,381,266	71,549	-	15,814,381,997
Non-financial Government sector	251,696,402	65,465,210	-	-	-	-	317,161,612
Financial sector	13,411,126	-	-	-	-	-	13,411,126
Non-financial Private Sector and Residents Abroad	13,463,249,138	1,448,072,537	224,034,769	348,381,266	71,549	-	15,483,809,259
Derivative instruments	74,163,239	-	-	-	-	-	74,163,239
Repo transactions and surety bonds	300,565,382	-	-	-	-	-	300,565,382
Argentine Central Bank	50,400,311	-	-	-	-	-	50,400,311
Other financial institutions	250,165,071	-	-	-	-	-	250,165,071
Other financial liabilities	1,605,007,724	849,374	1,210,031	2,116,458	2,738,980	25,498,477	1,637,421,044
Financing received from the BCRA and other financial institutions	17,296,357	59,717,485	157,311,415	411,913	-	-	234,737,170
Corporate bonds issued	9,921,110	-	116,271,893	239,438,389	-	-	365,631,392

TOTAL	15,735,310,478	1,574,104,606	498,828,108	590,348,026	2,810,529	25,498,477	18,426,900,224

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	11,251,513,884	733,493,973	316,520,267	54,886,108	3,921	-	12,356,418,153
Non-financial Government sector	147,280,025	606,211	-	-	-	-	147,886,236
Financial sector	48,078,932	-	-	-	-	-	48,078,932
Non-financial Private Sector and Residents Abroad	11,056,154,927	732,887,762	316,520,267	54,886,108	3,921	-	12,160,452,985
Derivative instruments	4,706,213	-	-	-	-	-	4,706,213
Other financial liabilities	1,453,138,995	989,689	1,420,183	2,404,785	3,832,874	25,259,566	1,487,046,092
Financing received from the BCRA and other financial institutions	22,363,704	31,412,565	1,505,722	-	-	-	55,281,991
Corporate bonds issued	1,547,133	-	12,986,392	81,286,994	-	-	95,820,519

TOTAL	12,733,269,929	765,896,227	332,432,564	138,577,887	3,836,795	25,259,566	13,999,272,968

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 09.30.25

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	27,783,620	950,564	(1)(3)	-	-	(5,697,909)	23,036,275

	- For administrative, disciplinary and criminal penalties	6,098	-		-	-	(1,098)	5,000

	- Provisions for termination plans	2,134,845	967,239		-	-	(438,955)	2,663,129

	- Other	27,402,523	11,967,104	(2)	866,240	8,470,998	(5,414,804)	24,617,585

	TOTAL PROVISIONS	57,327,086	13,884,907		866,240	8,470,998	(11,552,766)	50,321,989

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 22,700 for exchange differences in foreign currency for contingent commitments.

PROVISIONS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.24

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	15,862,374	23,782,739	(1)(3)	-	-	(11,861,493)	27,783,620
	- For administrative, disciplinary and criminal penalties	13,280	-		-	-	(7,182)	6,098

	- Provisions for termination plans	2,045,357	1,377,935		-	-	(1,288,447)	2,134,845

	- Other	36,775,924	32,777,190	(2)	988,318	7,088,592	(34,073,681)	27,402,523

	TOTAL PROVISIONS	54,696,935	57,937,864		988,318	7,088,592	(47,230,803)	57,327,086

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 43,894 for exchange differences in foreign currency for contingent commitments.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

ACCOUNTS	TOTAL	AS OF 09.30.25 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	09.30.25	Dollar	Euro	Real	Other	12.31.24

Cash and deposits in banks	2,613,091,652	2,537,751,607	67,388,434	824,323	7,127,288	2,861,270,758
Debt securities at fair value through profit or loss	160,104,666	160,104,666	-	-	-	80,764
Other financial assets	40,631,802	40,457,837	173,965	-	-	54,098,931
Loans and other financing	3,073,427,220	3,071,186,361	2,239,637	-	1,222	1,568,287,887
Non-financial Government sector	3,109	3,109	-	-	-	4,042
Other financial institutions	10,370,201	10,370,201	-	-	-	5,431
Non-financial Private Sector and Residents Abroad	3,063,053,910	3,060,813,051	2,239,637	-	1,222	1,568,278,414
Other debt securities	28,121,839	28,121,839	-	-	-	87,651,969
Financial assets pledged as collateral	280,568,089	280,568,089	-	-	-	82,695,501
Investments in Equity Instruments	1,330,497	1,270,351	60,146	-	-	939,731

TOTAL ASSETS	6,197,275,765	6,119,460,750	69,862,182	824,323	7,128,510	4,655,025,541

	TOTAL	AS OF 09.30.25 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	09.30.25	Dollar	Euro	Real	Other	12.31.24

Deposits	5,249,026,637	5,189,476,519	59,550,118	-	-	4,386,065,336
Non-financial Government sector	38,705,704	38,704,929	775	-	-	110,253,768
Financial sector	2,765,556	2,753,124	12,432	-	-	1,997,805
Non-financial Private Sector and Residents Abroad	5,207,555,377	5,148,018,466	59,536,911	-	-	4,273,813,763
Other financial liabilities	249,717,606	246,218,839	-	-	3,498,767	225,150,469
Financing received from the BCRA and other financial institutions	232,264,237	230,462,297	1,801,940	-	-	53,400,379
Corporate bonds issued	169,432,877	169,432,877	-	-	-	-
Other non-financial liabilities	94,204,988	52,784,495	41,420,493	-	-	90,979,395

TOTAL LIABILITIES	5,994,646,345	5,888,375,027	102,772,551	-	3,498,767	4,755,595,579

EXHIBIT O

DERIVATIVES

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	13	7	47	23,111,111
	REPOS (2)	Financial transactions own account	Other	Upon maturity of differences	OTC – Residents in the country – Financial sector	1	1	1	50,000,000

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	5	3	1	1,545,881,762
	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC – Residents abroad -	3	1	82	57,789,277

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	5	4	160	826,211,875

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.
(2)	Although these transactions do not correspond to derivative financial instruments, they are exposed upon request of the BCRA. See Note 7 to the separate interim statement of financial position.

DERIVATIVES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	7	6	16	8,591,267

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	3	2	1	1,301,606,193
	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC – Residents in the country	1	1	39	1,888,945
	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	3	2	96	493,598,712

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.24	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 09.30.25
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	1,923,769	(305,777)	-	620,257	(381,736)	1,856,513

Loans and other financing	206,008,472	30,036,235	31,876,939	247,920,519	(57,390,768)	458,451,397
Other financial institutions	15,936,603	20,732,984	580,025	(206,341)	(3,935,948)	33,107,323
Non-financial Private Sector and Residents Abroad	190,071,869	9,303,251	31,296,914	248,126,860	(53,454,820)	425,344,074
Overdrafts	8,133,851	192,176	119,179	7,161,465	(2,008,369)	13,598,302
Instruments	15,691,633	(6,382,379)	1,412,878	6,814,865	(3,062,726)	14,474,271
Mortgage loans	10,959,754	981,332	2,926,618	2,520,267	(2,325,507)	15,062,464
Pledge loans	1,559,186	212,012	222,315	5,097,290	(671,683)	6,419,120
Consumer loans	56,056,533	10,758,708	18,326,784	110,220,345	(18,832,813)	176,529,557
Credit cards	83,409,657	2,768,601	8,331,960	99,825,381	(22,812,932)	171,522,667
Finance leases	746,783	123,410	224,878	178,457	(168,640)	1,104,888
Other	13,514,472	649,391	(267,698)	16,308,790	(3,572,150)	26,632,805

Other debt securities	191,302	(50,319)	-	-	(26,673)	114,310

Contingent commitments	27,783,620	(503,192)	1,239,051	214,705	(5,697,909)	23,036,275

TOTAL ALLOWANCES	235,907,163	29,176,947	33,115,990	248,755,481	(63,497,086)	483,458,495

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.23	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 12.31.24
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	3,290,596	(54,641)	-	571,438	(1,883,624)	1,923,769

Loans and other financing	126,892,774	63,009,004	21,893,672	80,884,878	(86,671,856)	206,008,472
Other financial institutions	10,085,645	12,855,894	209,385	(30,116)	(7,184,205)	15,936,603
Non-financial Private Sector and Residents Abroad	116,807,129	50,153,110	21,684,287	80,914,994	(79,487,651)	190,071,869
Overdrafts	9,122,982	3,278,010	(454,801)	2,784,337	(6,596,677)	8,133,851
Instruments	10,211,288	11,808,246	365,708	121,068	(6,814,677)	15,691,633
Mortgage loans	8,784,765	363,677	2,613,719	6,000,185	(6,802,592)	10,959,754
Pledge loans	699,550	195,833	257,628	843,121	(436,946)	1,559,186
Consumer loans	25,620,957	11,903,653	6,770,002	30,176,892	(18,414,971)	56,056,533
Credit cards	50,744,044	22,764,925	11,022,822	35,731,333	(36,853,467)	83,409,657
Finance leases	1,247,847	176,083	41,907	85,287	(804,341)	746,783
Other	10,375,696	(337,317)	1,067,302	5,172,771	(2,763,980)	13,514,472

Other debt securities	260,358	113,970	-	-	(183,026)	191,302

Contingent commitments	15,862,374	18,253,221	4,816,002	701,320	(11,849,297)	27,783,620

TOTAL ALLOWANCES	146,306,102	81,321,554	26,709,674	82,157,636	(100,587,803)	235,907,163

REPORTING SUMMARY FOR

THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of September 30, 2025 and December 31, 2024, its shareholders’ equity would have been reduced by 3,244,356 and 6,226,279, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards issued by the IASB, as adopted by the BCRA as per Communication “A” 8164. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements as of September 30, 2025 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on November 25, 2025.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of September 30, 2025 and December 31, 2024.

Banco BBVA Argentina S.A. (NYSE; A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.); BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of September 30, 2025, the Entity's total assets, liabilities and shareholders' equity amounted to 22,166,552,841; 19,183,879,023; and 2,920,297,590; respectively.

REPORTING SUMMARY FOR

THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.76 million active customers as of September 30, 2025. That network includes 234 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 853 ATMs, 874 self-service terminals, 15 in-company banks, one point of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina S.A. has 6,631 employees, including 104 employees of BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral, PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loan portfolio net of allowance for loan losses totaled $ 12,560,996,539 as of September 30, 2025, reflecting a 75.49% increase as compared to the previous year.

As it relates to consumer loans, including mortgage loans, credit cards, consumer loans and pledge loans, the latter jointly with consumer loans increased the most, by 209.42% in the case of pledge loans and 124.44% in mortgage loans, compared with September 30, 2024.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 11.39% at fiscal period- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 3.28%, with a 99.98% hedge level (total allowances/nonperforming financing) as of September 30, 2025.

The exposure for securities as of September 30, 2025 totaled $ 3,096,170,630.

In terms of liabilities, customers’ resources totaled $ 15,356,769,139, with a 36.64% increase over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 10.09% at fiscal period- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 192,923,603 as of September 30, 2025, representing a return on average shareholders' equity of 8.02%, a return on average assets of 1.21%, and a return on average liabilities of 1.43%.

Accumulated net interest income totaled 1,820,725,993, down by 39.08% compared to September 2024. Such decrease was driven by less income from premium for reverse repurchase agreements and interest on CER clause adjustment, offset by less interest on UVA clause adjustment and interest on savings accounts.

REPORTING SUMMARY FOR

THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

Accumulated net commission income totaled 348,852,243 accounting for a 29.65% increase compared to September 2024. This increase was due to higher commissions linked to loan commitments and liabilities. This increase in commission income was partially offset by increased commissions linked to debit and credit cards.

As concerns accumulated administrative expenses and personnel benefits totaled 900,408,340, down by 7.03% vis-a-vis September 2024. This decrease was due to lower expenses for personnel compensation and bonuses and IT. This decrease was offset by increased expenses for trade reports and security services.

Prospects

In the third quarter of 2025, Banco BBVA Argentina successfully maintained its growth strategy, demonstrating the strength of its fundamentals and the effectiveness of its management. We remained focused on operational efficiency through careful management of our commissions and strict expenditure control, which allowed us to navigate a volatile environment in which interest rate levels doubled.

The period was marked by heightened political uncertainty, which translated into strong fluctuations in financial variables. The Central Bank implemented a more restrictive monetary policy, increasing reserve requirements, introducing a new daily compliance scheme, and modifying the instruments used to regulate the money supply. These measures resulted in a sharp increase in both the level and volatility of interest rates. The Buenos Aires Province election results at the beginning of September added further uncertainty regarding the continuity of the government’s economic policy.

Deposit rates rose from levels of 30% at the beginning of July, reaching peaks of 70% during September. In addition, demand for exchange-rate hedging increased, leading to certain dollarization of deposits, while loan growth decelerated. Nevertheless, lending to the private sector posted a 7.0% real increase during the quarter.

Although this scenario reversed quickly after the October national election results strongly supported the ruling party, the financial system’s performance was not immune to the developments that took place during the quarter.

On the one hand, the high interest-rate environment affected the continued deterioration in delinquency, and it also had a negative impact on financial liabilities, given the faster repricing of liabilities with respect to assets, despite the short duration of the latter.

In summary, despite the challenges in the operating environment, Banco BBVA Argentina demonstrated notable resilience and effective management during 3Q25. Positive loan growth, delinquency levels below the system average, and strong liquidity and capital positions highlight the quality of our risk management and our prudent approach. We reaffirm our firm commitment to continue supporting economic activity, maintaining operational efficiency, and generating sustained value for our shareholders.

REPORTING SUMMARY FOR

THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21

Total assets	22,166,552,841	16,538,825,092	15,804,669,395	15,535,144,809	16,232,568,656

Total liabilities	19,183,879,023	13,389,314,321	12,691,757,251	12,605,738,301	13,597,529,860

Shareholders’ Equity Parent	2,920,297,590	3,101,546,560	3,065,696,556	2,882,752,064	2,583,780,724

Shareholders’ Equity Minority interest	62,376,228	47,964,211	47,215,588	46,654,444	51,258,072
Total liabilities + Shareholders’ Equity Parent
+ Shareholders’ Equity Minority interest	22,166,552,841	16,538,825,092	15,804,669,395	15,535,144,809	16,232,568,656

REPORTING SUMMARY FOR

THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21

Net interest income	1,820,725,993	2,988,869,579	3,009,770,912	1,930,140,091	1,454,178,089

Net commission income	348,852,243	269,068,473	274,514,446	302,515,747	287,423,948

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	108,644,324	133,271,309	121,374,793	109,000,962	73,951,096
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	86,293,464	203,338,614	29,393,980	7,224,341	(1,688,165)
Foreign exchange and gold gains	127,241,960	56,741,418	33,614,979	63,757,197	62,993,795
Other operating income	154,720,119	130,511,026	120,979,114	129,740,759	96,563,350
Loan loss allowance	(470,761,897)	(162,830,812)	(147,897,118)	(100,344,883)	(126,038,349)

Net operating income	2,175,716,206	3,618,969,607	3,441,751,106	2,442,034,214	1,847,383,764

Personnel benefits	(433,596,140)	(452,056,906)	(481,746,042)	(410,640,100)	(380,175,880)
Administrative expenses	(466,812,200)	(516,440,093)	(526,693,657)	(419,635,715)	(385,119,948)
Asset depreciation and impairment	(73,153,891)	(66,308,061)	(56,127,059)	(63,048,016)	(67,299,991)
Other operating expenses	(509,087,731)	(431,180,206)	(472,927,442)	(356,538,237)	(312,118,902)

Operating income	693,066,244	2,152,984,341	1,904,256,906	1,192,172,146	702,669,043

Income/(loss) from associates and joint ventures	8,317,238	(923,552)	2,919,655	(4,844,086)	1,175,668

Loss on net monetary position	(396,696,144)	(1,623,625,559)	(1,430,361,395)	(884,703,205)	(479,141,669)

Income before income tax from continuing activities	304,687,338	528,435,230	476,815,166	302,624,855	224,703,042

Income tax from continuing activities	(111,763,735)	(171,112,317)	(167,869,304)	35,111,448	39,427,701

Net income from continuing activities	192,923,603	357,322,913	308,945,862	337,736,303	264,130,743

Net income for the period	192,923,603	357,322,913	308,945,862	337,736,303	264,130,743

REPORTING SUMMARY FOR

THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21

Net income for the period	192,923,603	357,322,913	308,945,862	337,736,303	264,130,743

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method-	-	-	-	901,655	56,538

	-	-	-	901,655	56,538

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	(375,853,902)	(493,004,783)	(12,628,110)	(33,254,885)	(14,346,478)
Reclassification adjustment for the period	(86,293,464)	(136,084,740)	(11,692,989)	(7,224,346)	1,441,746
Income tax	161,751,578	257,622,388	5,240,392	11,342,965	5,551,029

	(300,395,788)	(371,467,135)	(19,080,707)	(29,136,266)	(7,353,703)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (Paragraph 5.7.5, IFRS 9)

Income for the period from financial instruments at fair value through OCI	2,559,824	180,378	3,727,590	(334,647)	(121,747)

	2,559,824	180,378	3,727,590	(334,647)	(121,747)

Total Other Comprehensive Income / (Loss) for the period	(297,835,964)	(371,286,757)	(15,353,117)	(28,569,258)	(7,418,912)

Total comprehensive income / (loss)	(104,912,361)	(13,963,844)	293,592,745	309,167,045	256,711,831

Total Comprehensive income / (loss):
Attributable to owners of the Parent	(115,980,093)	(14,205,161)	291,066,909	314,485,464	257,450,085
Attributable to non-controlling interests	11,067,732	241,317	2,525,836	(5,318,419)	(738,254)

REPORTING SUMMARY FOR

THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21

Total cash flows generated by operating activities	280,811,122	3,322,510,850	986,041,707	69,977,231	1,337,022,954

Total cash flows used in investing activities	(103,201,678)	(41,072,042)	(47,114,161)	(35,900,573)	(42,031,961)

Total cash flows generated by / (used in) financing activities	536,825,809	65,403,936	(83,452,776)	(63,945,151)	(89,490,284)

Effect of exchange rate changes	284,695,587	(647,543,782)	332,492,110	(142,464,907)	(247,735,112)

Effect of net monetary income/(loss) of cash and cash equivalents	(611,555,830)	(1,750,030,410)	(1,691,088,941)	(1,373,467,177)	(1,154,173,307)

Total cash (used in) / generated during the period	387,575,010	949,268,552	(503,122,061)	(1,545,800,577)	(196,407,710)

STATISTICAL DATA COMPARATIVE
(Variation of balances over the previous fiscal year)

	09.30.25 / 09.30.24	09.30.24 / 09.30.23	09.30.23 / 09.30.22	09.30.22 / 09.30.21

Total loans	75.49%	29.97%	(0.73) %	(4.55) %

Total deposits	36.64%	6.42%	2.34%	(7.87) %

Income/(loss)	(46.01) %	15.66%	(8.52) %	27.87%

Shareholders' Equity	(5.30) %	1.18%	6.26%	11.17%

REPORTING SUMMARY FOR

THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

	RATIOS COMPARATIVE

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21

Solvency (a)	15.55%	23.52%	24.53%	23.24%	19.38%

Liquidity(b)	44.27%	67.31%	76.63%	78.47%	76.94%

Tied-up capital(c)	36.17%	25.57%	25.87%	27.49%	30.56%

Indebtedness (d)	6.43	4.25	4.08	4.30	5.16

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of September 30, 2025, (b) the condensed consolidated statements of income and other comprehensive income for the three and nine months periods ended September 30, 2025, the changes in shareholders’ equity and cash flows for the nine-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 54. to the interim condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of September 30, 2025, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 5,197,495,886, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended September 30, 2025, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of September 30, 2025 and as of September 30, 2024, 2023, 2022 and 2021, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of September 30, 2021, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on November 24, 2021.

d)	As stated in note 48 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of September 30, 2025.

City of Buenos Aires

November 25, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of September 30, 2025; (b) the condensed separate statements of income and other comprehensive income for the three and nine months periods ended September 30, 2025, the changes in shareholders’ equity, and cash flows for the nine-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 41. to the interim condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Bank´s Book of Balance Sheets for Publication and result from books kept, in their formal aspects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of September 30, 2025, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 5,197,495,886, none of which was due and payable as of that date.

c)	As stated in note 48 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of September 30 2025.

City of Buenos Aires

November 25, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina” or the “Entity”) designated at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 23, 2025, and in compliance with the terms of Section 294 of Argentine Companies Law No. 19,550, we have reviewed the consolidated condensed interim financial statements presented on a comparative basis, and its subsidiaries presented as of September 30, 2025, which include the consolidated condensed statement of financial position as of September 30, 2025, the condensed statements of income and other comprehensive income, of changes in shareholders’ equity, and cash flows for the nine-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits.

We have also reviewed the separate condensed financial statements of BBVA as of September 30, 2025, and the separate condensed statement of financial position as of September 30, 2025, the separate condensed statements of income and other comprehensive income, of changes in shareholders’ equity and cash flows for the nine-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the financial reporting framework applicable to Financial Institutions established by the Central Bank of Argentina (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem necessary to allow for the preparation of financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have observed the applicable auditing standards and taken into consideration the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A., who, on November 25, 2025, issued their limited review report on the interim financial statements as of September 30, 2025, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in chapter I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as set forth in paragraph 4 below, on the accompanying interim financial statements of BBVA for the nine-month period ended September 30, 2025 referred to in Chapter 1 of this report.

Furthermore, the financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

Notwithstanding the conclusion expressed in paragraph 3, we draw attention to the information contained in Note 2, “Basis for the presentation of these financial statements and applicable accounting standards – Applicable Accounting Standards”, in which the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

This issue does not change the conclusion stated in paragraph 3, but it should be taken into account by the users of IFRS issued by the IASB for interpreting the accompanying financial statements mentioned in paragraph 1.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that the accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force.

Likely, we report that as regards the reporting summary required by the CNV, we have no observations to make, as concerns our field of competence.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19,550.

We further represent that any member of this Supervisory Committee is authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, November 25, 2025.

GONZALO J. VIDAL DEVOTO
ATTORNEY
C.P.A.C.F. Volume°97- Page° 910
For the Supervisory Committee